--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

                                ---------------

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                  Information furnished as at August 14, 1998

                       INTERTEK TESTING SERVICES LIMITED

                                  (REGISTRANT)

                                 25 Savile Row
                                London, W1X 1AA
                                    England
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                        Form 20-F X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

                              Yes               No X

                Schedule of Information contained in this report

Intertek Testing Services Limited financial statements for the six months ended
                                 June 30, 1998

                                   Pages 1-44

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       INTERTEK TESTING SERVICES LIMITED

                              RESULTS BY OPERATION

                                (L IN THOUSANDS)

    The following tables set forth, for the six months ended June 30, 1997 (the "1997 Period"), the six months ended June 30, 1998 (the "1998 Period"), the three months ended June 30, 1997 (the "1997 Quarter") and the three months ended June 30, 1998 (the "1998 Quarter") revenues and operating income for the major divisions of Intertek Testing Services Limited (the "Company") and its subsidiaries (collectively the "Group" or "ITS"), as well as revenues by geographic area, expressed in thousands of pounds sterling, except for percentages. The geographic area relates to the area where the operation is located, not the location of the clients. Overhead costs for the central head office and non-operating holding companies ("Central Costs") are allocated to divisions in proportion to their share of total revenues.

                                                                                     JANUARY 1,      JANUARY 1,
                                                                                        1997            1998
                                                                                         TO              TO
                                                                                   JUNE 30, 1997   JUNE 30, 1998
                                                                                   --------------  --------------
REVENUES BY DIVISION:
  Consumer Goods.................................................................        27,467          30,048
  Conformity Assessment..........................................................        41,078          42,471
  Caleb Brett....................................................................        52,584          57,758
  Foreign Trade Supervision......................................................        24,174          30,235
  Minerals.......................................................................        13,546           8,973
  Environmental..................................................................         8,459           4,700
                                                                                        -------         -------
  TOTAL OPERATING REVENUE........................................................       167,308         174,185
                                                                                        -------         -------
                                                                                        -------         -------
OPERATING INCOME BEFORE EXCEPTIONAL ITEMS:
  Consumer Goods.................................................................         6,480           7,644
  Conformity Assessment..........................................................         4,045           5,435
  Caleb Brett....................................................................         4,109           6,476
  Foreign Trade Supervision......................................................         1,840           2,990
  Other Divisions................................................................         1,721          (1,291)
                                                                                        -------         -------
  TOTAL OPERATING INCOME.........................................................        18,195          21,254
                                                                                        -------         -------
                                                                                        -------         -------
REVENUE BY GEOGRAPHICAL AREA:
  Americas.......................................................................        76,630          77,342
  Europe, Africa and Middle East.................................................        54,493          60,465
  Asia and Far East..............................................................        36,185          36,378
                                                                                        -------         -------
  TOTAL OPERATING REVENUE........................................................       167,308         174,185
                                                                                        -------         -------
                                                                                        -------         -------

                                                                                     JANUARY 1,      JANUARY 1,
                                                                                        1997            1998
                                                                                         TO              TO
                                                                                   JUNE 30, 1997   JUNE 30, 1998
                                                                                   --------------  --------------
TOTAL REVENUES FROM CONTINUING OPERATIONS........................................       167,308         174,185
Less : share of joint ventures' revenue..........................................        --                (656)
Group revenues from continuing operations........................................       167,308         173,529
Operating costs..................................................................      (144,220)       (165,611)
Share of operating profit in investments.........................................            44               2
                                                                                   --------------  --------------
OPERATING INCOME FROM CONTINUING OPERATIONS......................................        23,132           7,920

Operating income before exceptional items........................................        18,195          21,254
Exceptional items credited to/(charged against) income...........................         4,937         (13,334)
                                                                                   --------------  --------------
                                                                                         23,132           7,920

                       INTERTEK TESTING SERVICES LIMITED

                              RESULTS BY OPERATION

                                (L IN THOUSANDS)

                                                                                        APRIL 1, 1997  APRIL 1, 1998
                                                                                             TO             TO
                                                                                        JUNE 30, 1997  JUNE 30, 1998
                                                                                        -------------  -------------
REVENUES BY DIVISION:
  Consumer Goods......................................................................       15,758         15,451
  Conformity Assessment...............................................................       22,806         22,792
  Caleb Brett.........................................................................       27,684         29,766
  Foreign Trade Supervision...........................................................       13,161         16,030
  Minerals............................................................................        7,572          4,897
  Environmental.......................................................................        4,210          2,090
                                                                                             ------         ------
  TOTAL OPERATING REVENUE.............................................................       91,191         91,026
                                                                                             ------         ------
                                                                                             ------         ------
OPERATING INCOME BEFORE EXCEPTIONAL ITEMS:
  Consumer Goods......................................................................        4,466          5,248
  Conformity Assessment...............................................................        2,003          3,138
  Caleb Brett.........................................................................        2,425          3,595
  Foreign Trade Supervision...........................................................        1,292          1,600
  Other Divisions.....................................................................          966           (336)
                                                                                             ------         ------
  TOTAL OPERATING INCOME..............................................................       11,152         13,245
                                                                                             ------         ------
                                                                                             ------         ------
REVENUE BY GEOGRAPHICAL AREA:
  Americas............................................................................       40,198         37,914
  Europe, Africa and Middle East......................................................       30,816         33,155
  Asia and Far East...................................................................       20,177         19,957
                                                                                             ------         ------
  TOTAL OPERATING REVENUE.............................................................       91,191         91,026
                                                                                             ------         ------
                                                                                             ------         ------

                                                                                          APRIL 1,      APRIL 1,
                                                                                            1997          1998
                                                                                             TO            TO
                                                                                          JUNE 30,      JUNE 30,
                                                                                            1997          1998
                                                                                        ------------  ------------
  TOTAL REVENUES FROM CONTINUING OPERATIONS...........................................       91,191        91,026
  Less : share of joint ventures' revenue.............................................       --              (329)
                                                                                        ------------  ------------
  Group revenues from continuing operations...........................................       91,191        90,697
  Operating costs.....................................................................      (73,629)      (90,779)
  Share of operating profit/(loss) in investments.....................................           17           (24)
                                                                                        ------------  ------------
  OPERATING INCOME / (LOSS)FROM CONTINUING OPERATIONS.................................       17,579          (106)

  Operating income before exceptional items...........................................       11,152        13,245
  Exceptional items credited to/(charged against) income..............................        6,427       (13,351)
                                                                                        ------------  ------------
                                                                                             17,579          (106)

RESULTS OF OPERATIONS AT PRIOR YEAR EXCHANGE RATES

    Although for the purposes of reporting obligations, the Accounts of the Group are reported in pounds sterling, over 50% of the Group's revenues are denominated in U.S. dollars or currencies linked to the U.S. dollar, such as the Hong Kong dollar. The Group's borrowings, interest payments and debt repayments are also denominated mainly in U.S. dollars and Hong Kong dollars. Each of the Group's 134 subsidiaries worldwide prepares financial statements in the currency most appropriate to its business, usually the currency of the country in which such subsidiary is domiciled. Where material transaction exposure from currency rate movements exists, appropriate forward foreign exchange contracts are undertaken to minimise this exposure. A translation exposure exists to the extent that the consolidated accounts of the Group are shown in pounds sterling. It is not the Group's policy to hedge this exposure.

    The results of overseas operations are translated into pounds sterling at the cumulative average exchange rates for the period. Therefore, the comparison of ITS's results between Periods can be affected by fluctuations in exchange rates which are unrelated to the underlying operational performance of its businesses. The following table sets forth, for the periods indicated, the growth rates of revenues and operating income of ITS's main business divisions at actual exchange rates for the period and at prior year exchange rates for the period. Growth Rates at Actual and Prior Year Exchange Rates for the period.

GROWTH RATES AT ACTUAL AND PRIOR YEAR EXCHANGE RATES

                                                                                                                % CHANGE
                                                                JANUARY 1, 1997       JANUARY 1, 1998     --------------------
                                                                       TO                    TO                        PRIOR
                                                                 JUNE 30, 1997         JUNE 30, 1998       ACTUAL      YEAR
                                                              --------------------  --------------------    RATES      RATES
                                                                L'000        %        L'000        %         (1)        (2)
                                                              ---------     ---     ---------     ---     ---------  ---------
REVENUES:
  Consumer Goods............................................     27,467         16     30,048         17        9.4       21.5
  Conformity Assessment.....................................     41,078         25     42,471         25        3.4        7.3
  Caleb Brett...............................................     52,584         32     57,758         33        9.8       19.4
  Foreign Trade Supervision.................................     24,174         14     30,235         17       25.1       27.9
  Other Divisions...........................................     22,005         13     13,673          8      (37.9)      (9.4)
                                                              ---------        ---  ---------        ---  ---------  ---------
                                                                167,308        100    174,185        100        4.1       14.2
                                                              ---------        ---  ---------        ---  ---------  ---------
                                                              ---------        ---  ---------        ---  ---------  ---------
OPERATING INCOME BEFORE EXCEPTIONAL ITEMS:
  Consumer Goods............................................      6,480         36      7,644         36       18.0       31.5
  Conformity Assessment.....................................      4,045         22      5,435         26       34.4       39.7
  Caleb Brett...............................................      4,109         23      6,476         30       57.6       80.2
  Foreign Trade Supervision.................................      1,840         10      2,990         14       62.5       74.3
  Other Divisions...........................................      1,721          9     (1,291)        (6)    (175.0)    (173.5)
                                                              ---------        ---  ---------        ---  ---------  ---------
                                                                 18,195        100     21,254        100       16.8       29.3
                                                              ---------        ---  ---------        ---  ---------  ---------
                                                              ---------        ---  ---------        ---  ---------  ---------

------------------------

(1) Represents percentage change over the 1997 Period where the 1997 Period is translated using cumulative average exchange rates for the period January 1, 1997 to June 30, 1997 and the 1998 Period is translated using cumulative average exchange rates for the period January 1, 1998 to June 30, 1998.

(2) Represents percentage change over the 1997 Period where the 1997 Period and the 1998 Period have been translated using cumulative average exchange rates for the period January 1, 1997 to June 30, 1997.

GROWTH RATES AT ACTUAL AND PRIOR YEAR EXCHANGE RATES

                                                                                                                  % CHANGE
                                                                   APRIL 1, 1997         APRIL 1, 1998      --------------------
                                                                         TO                    TO                        PRIOR
                                                                   JUNE 30, 1997         JUNE 30, 1998       ACTUAL      YEAR
                                                                --------------------  --------------------    RATES      RATES
                                                                  L'000        %        L'000        %         (3)        (4)
                                                                ---------     ---     ---------     ---     ---------  ---------
REVENUES:
  Consumer Goods..............................................     15,758         17     15,451         17       (1.9)       9.0
  Conformity Assessment.......................................     22,806         25     22,792         25       (0.1)       3.2
  Caleb Brett.................................................     27,684         30     29,766         33        7.5       16.6
  Foreign Trade Supervision...................................     13,161         15     16,030         18       21.8       24.5
  Other Divisions.............................................     11,782         13      6,987          7      (40.7)     (11.0)
                                                                ---------        ---  ---------        ---  ---------  ---------
                                                                   91,191        100     91,026        100       (0.2)       9.5
                                                                ---------        ---  ---------        ---  ---------  ---------
                                                                ---------        ---  ---------        ---  ---------  ---------
OPERATING INCOME BEFORE EXCEPTIONAL ITEMS:
  Consumer Goods..............................................      4,466         40      5,248         40       17.5       28.7
  Conformity Assessment.......................................      2,003         18      3,138         22       56.7       61.2
  Caleb Brett.................................................      2,425         22      3,595         28       48.2       65.6
  Foreign Trade Supervision...................................      1,292         11      1,600         12       23.9       33.5
  Other Divisions.............................................        966          9       (336)        (2)    (134.8)    (133.0)
                                                                ---------        ---  ---------        ---  ---------  ---------
                                                                   11,152        100     13,245        100       18.8       29.1
                                                                ---------        ---  ---------        ---  ---------  ---------
                                                                ---------        ---  ---------        ---  ---------  ---------

------------------------

(3) Represents percentage change over the 1997 Quarter where the 1997 Quarter is translated using cumulative average exchange rates for the period April 1, 1997 to June 30, 1997 and the 1998 Quarter is translated using cumulative average exchange rates for the period April 1, 1998 to June 30, 1998.

(4) Represents percentage change over the 1997 Quarter where the 1997 Quarter and the 1998 Quarter have been translated using cumulative average exchange rates for the period April 1, 1997 to June 30, 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF
  OPERATIONS

GENERAL

BUSINESS DESCRIPTION

    The Group has 444 offices and 210 laboratories and operates in 84 countries. It is comprised of five functioning divisions, each focusing on a different area of laboratory testing, inspection and certification. From January 1, 1998, the Quality Systems Division was sub divided into Consumer Goods and Conformity Assessment. Previously, Foreign Trade Supervision ("FTS") was included within Other Divisions, and is now reported separately.

    CONSUMER GOODS. Consumer Goods is focussed principally on the testing and inspection of textiles, fabrics, footwear, toys and consumer products.

    CONFORMITY ASSESSMENT. Conformity Assessment concentrates mainly on the testing and certification of electrical and electronic products, building products, heating and ventilation and air conditioning equipment. Conformity Assessment also certifies the quality of management systems to standards such as ISO -- 9000.

    CALEB BRETT. Caleb Brett is the joint leader in the market for testing and inspection of hydrocarbon commodities. Caleb Brett's primary business is providing independent verification of the quantity and quality of crude oil, petroleum and chemical products and, to a lesser extent, agricultural produce, such as grain, cotton and sugar.

    FOREIGN TRADE SUPERVISION. FTS provides preshipment inspection services to governments to ensure that import duty is properly declared, that goods are accurately described and comply with legal requirements.

    OTHER DIVISIONS. The Group's two other divisions (collectively the "Other Divisions") consist of Minerals, which provides a laboratory testing service for samples from exploration and producing mines, principally of gold but also copper, zinc and other metals through its subsidiary, Bondar Clegg, and Environmental Testing, which undertakes analytical testing of samples to determine the chemical composition of air, soil and water for environmental purposes. In a press release dated July 17, 1998, it was announced that the board of ITS decided to close its Environmental Testing Division. The two environmental testing laboratories and other support facilities in the USA will be closed or sold.

ASIA

    Approximately 21% of ITS's revenue is generated by operations located in Asia and the Far East, with over 50% of this revenue being generated in Hong Kong. All divisions of ITS, other than Environmental Testing, have operations in Asia. Approximately 56% of the Asian revenue is in Consumer Goods, 23% in Caleb Brett and 21% in the other divisions. Management believes that the current economic crisis in certain Asian countries has not had a material effect on those operations. Because certain Asian currencies have weakened against pounds sterling in the 1998 Period, the results of some Asian operations are lower in the 1998 Period than the 1997 Period due to the effect of translating those results into pounds sterling.

SIX MONTHS ENDED JUNE 30, 1998 COMPARED WITH SIX MONTHS ENDED JUNE 30, 1997

    REVENUES. The Group increased total revenues by 4.1% or L6.9 million, to L174.2 million in the 1998 Period compared to L167.3 million in the 1997 Period. After translating results at prior year exchange rates, revenues increased by 14.2%. The percentage of total revenue attributable to each division was 17% Consumer Goods, 25% Conformity Assessment, 33% Caleb Brett, 17% FTS and 8% Other Divisions in the 1998 Period and 16% Consumer Goods, 25% Conformity Assessment, 32% Caleb Brett, 14% FTS and 13% Other Divisions in the 1997 Period.

    OPERATING COSTS. Total operating costs before exceptional items increased L3.1 million or 2.1% from L149.2 million in the 1997 Period to L152.3 million in the 1998 Period and there was an increase in the total operating margin of 1.3% from 10.9% in the 1997 Period to 12.2% in the 1998 Period.

    OPERATING INCOME BEFORE EXCEPTIONAL ITEMS. Total operating income before exceptional items increased by 16.8% or L3.1 million to L21.3 million in the 1998 Period, from L18.2 million in the 1997 Period. After translating results at prior year exchange rates, operating income before exceptional items increased by 29.3%.

    EXCEPTIONAL ITEMS. Due to the irregular nature of the payments received from one of ITS's West African clients, in April 1997 ITS adopted a policy of making full provision against all unpaid invoices relating to this client, and income is only recognised once invoices are paid. In the 1997 Period, payments totalling L9.4 million were received from this client, settling all invoices up to the end of January 1997. This resulted in an exceptional credit of L4.9 million in the 1997 Period. In the 1998 Period, payments totalling L4.7 million were received from this client, settling all invoices up to August 1997. Invoices from September 1997 to date remain unpaid and full provision has been made against these invoices. A provision of L10.7 million has been made against unpaid invoices raised in the 1998 Period, resulting in an exceptional charge of L6.0 million after crediting the cash received in the 1998 Period. Management believes that further payments are expected.

    An exceptional charge of L3.0 million has been made in the 1998 Period, to provide for the legal and reprocessing costs which may be incurred by Environmental Testing, as a result of the ongoing investigation by the Environmental Protection Agency ("EPA"), into the data manipulation problems at the Dallas, Texas laboratory.

    An exceptional charge of L4.4 million has been made in the 1998 Period relating to the operating costs associated with the closure of the Environmental Testing Division. This charge includes full provision for all outstanding lease obligations and staff redundancies as well as the cost of continuing to store data for clients of Environmental Testing. ITS is currently in discussions regarding the possible sale or sub-leasing of the operations and facilities. It is not possible to estimate the cost to ITS of any civil or criminal penalties resulting from the falsification of test results therefore no provision has been made for these costs in the 1998 Period.

    OPERATING INCOME. Total operating income after operating exceptional items was L7.9 million in 1998 Period compared to L23.1 million in 1997 Period, a decrease of L15.2 million or 65.8%.

    NON-OPERATING EXCEPTIONAL COSTS. During the 1998 Period, an exceptional charge of L2.4 million has been made for non-operating exceptional costs relating to the closure of the Environmental Testing Division.

    NET INTEREST EXPENSE. Net interest expense was L15.5 million in the 1998 Period and L15.1 million in the 1997 Period.

    NET LOSS BEFORE TAXES. The loss before taxes and minority interests was L10.1 million in the 1998 Period compared to net income of L8.0 million in the 1997 Period, a decrease in income of L18.1 million.

    INCOME TAXES. A taxation charge of L2.7 million was made against income in the 1998 Period compared to L1.8 million in the 1997 Period. For quarterly reporting, the estimated tax rate for the full year is applied to the income before taxation for the Period before adjusting for any operating or non-operating exceptional items. The taxation charges on income before taxation and exceptional items for the 1997 Period and 1998 Period have been calculated based on the estimated effective tax rates for the relevant full years. Exceptional items have been tax effected as appropriate.

    NET INCOME / (LOSS) AFTER MINORITY INTERESTS. The net loss after minority interest for ITS for the 1998 Period was L(14.1) million, compared to L4.8 million net income in the 1997 Period, a decrease in net income of L18.9 million.

    CONSUMER GOODS. Consumer Goods saw an increase in revenues of L2.6 million, or 9.4% to L30.0 million in the 1998 Period from L27.5 million in the 1997 Period. After translating results at prior year exchange rates, Consumer Goods increased its revenues by 21.5%. The growth in Consumer Goods revenues is due both to an expanding market, and the expansion of the ITS network into new territories.

    Operating Income in Consumer Goods increased L1.1 million, or 18.0% to L7.6 million in the 1998 Period from L6.5 million in the 1997 Period. After translating results at prior year exchange rates, Consumer Goods increased its operating income by 31.5%.

    CONFORMITY ASSESSMENT. Conformity Assessment increased its revenues L1.4 million, or 3.4% to L42.5 million in the 1998 Period from L41.1 million in the 1997 Period. After translating results at prior year exchange rates, Conformity Assessment increased its revenues by 7.3%. Management attributes these results, in part, to the stabilisation of the electrical magnetic compatibility ("EMC") testing market at a level below 1996, when a new directive was introduced. There has also been growth in the electrical safety, telecom and building materials testing sectors, partly due to the strong economy in the United States.

    Conformity Assessment operating income increased L1.4 million, or 34.4% to L5.5 million in the 1998 Period from L4.1 million in the 1997 Period. After translating results at prior year exchange rates, Conformity Assessment increased its operating income by 39.7%. The increase in profitability follows cost reductions made in late 1997 to respond to the reduced volume of EMC testing work.

    CALEB BRETT. Caleb Brett increased its revenues L5.2 million, or 9.8%, to L57.8 million in the 1998 Period from L52.6 million in the 1997 Period. After translating results at prior year exchange rates, Caleb Brett increased its revenues by 19.4%. The Group attributes these results to an increase in market share, particularly in the inspection and testing of chemicals, and in the 1998 Period there was also an increase in the volume of outsourced work, whereby oil companies have handed over the management of their laboratories to Caleb Brett or subcontracted the oil samples to be tested by Caleb Brett. A small business in Australia was acquired in March 1998 at a cost of L0.2 million.

    In April 1998, Caleb Brett acquired the business of Van Sluys and Bayet Group ("VSB") in Belgium for a purchase consideration of BEF 221 million (L3.6 million).

    On June 2, 1998, Caleb Brett acquired a Norwegian company - West Lab Services AS ("West Lab"), for approximately 73 million NOK (L6.0 million). Of the total consideration of L6 million, L2.5 million is contingent on West Lab achieving certain financial targets.

    Caleb Brett's operating income increased L2.4 million, or 57.6%, to L6.5 million in the 1998 Period from L4.1 million in the 1997 Period. After translating results at prior year exchange rates, Caleb Brett increased its operating income by 80.2%. Operating income has increased in each geographic region. The Americas have benefited from strong demand for oil and also from a small acquisition made towards the end of 1997. Latin America and Europe have improved operating income due to the effect of reductions in the cost base taken in 1997 and income generated from new clients. Asia has continued to expand its oil inspection and testing business.

    FOREIGN TRADE SUPERVISION. Revenues for FTS increased L6.0 million, or 25.1%, to L30.2 million in the 1998 Period from L24.2 million in the 1997 Period. After translating results at prior year exchange rates, FTS revenues increased by 27.9%. This revenue increase was due in part, to FTS obtaining two new preshipment inspection ("PSI") programs.

    Operating Income before exceptional items, from FTS increased L1.2 million or 57.6% to L3.0 million in the 1998 Period from L1.8 million in the 1997 Period. After translating results at prior year exchange rates, FTS operating income increased by 74.3%. This was due to the expansion of work in West Africa, which commenced in June 1997, the continued growth of work in the Middle East and the development of the PSI program in Southern Africa which commenced in 1997.

    OTHER DIVISIONS. Revenues for Other Divisions decreased by L8.3 million or 37.9% to L13.7 million compared to L22.0 million in the 1997 Period. After translating at prior year exchange rates, Other

Division's revenues decreased by 9.4%. Revenues from the Minerals division decreased by L4.6 million or 33.8% to L9.0 million. This was mainly due to the gold price, which was at a 17 year low during 1997, resulting in a reduction in the level of exploration activity by gold mining companies towards the end of 1997 and continuing into the 1998 Period. Revenues from the Environmental Testing division decreased by L3.8 million or 44.4% to L4.7 million compared to L8.5 million in the 1997 Period. This was due to the closure of a loss making laboratory in the United States in September 1997 and the continuing difficult market conditions.

    Operating income from Minerals decreased by L2.0 million or 81.6% to L0.5 million compared to L2.5 million in the 1997 Period. Reorganisation costs have been incurred in the 1998 Period to reduce the cost base in the Minerals division in North and South America to match the reduction in revenues. The operating loss of Environmental increased by L1.0 million to L(1.8) million compared to L(0.8) in the 1997 Period due to continuing difficult market conditions.

THREE MONTHS ENDED JUNE 30, 1998 COMPARED WITH THREE MONTHS ENDED JUNE 30, 1997

    REVENUES. The Group's revenues decreased 0.2% or L0.2 million, to L91.0 million in the 1998 Quarter compared to L91.2 million in the 1997 Quarter. After translating results at prior year exchange rates, revenues increased by 9.5%. The percentage of total revenue attributable to each division was 17% Consumer Goods, 25% Conformity Assessment, 33% Caleb Brett, 18% FTS and 7% Other Divisions in the 1998 Quarter and 17% Consumer Goods, 25% Conformity Assessment, 30% Caleb Brett, 15% FTS and 13% Other Divisions in the 1997 Quarter.

    OPERATING COSTS. Total operating costs before exceptional items decreased L2.7 million or 3.4% from L80.1 million in the 1997 Quarter to L77.4 million in the 1998 Quarter and there was an increase in the total operating margin of 2.4% from 12.2% in the 1997 Quarter to 14.6% in the 1998 Quarter.

    OPERATING INCOME BEFORE EXCEPTIONAL ITEMS. Total operating income before exceptional items increased by 18.8% or L2.0 million to L13.2 million in the 1998 Quarter from L11.2 million in the 1997 Quarter. After translating results at prior year exchange rates, operating income before exceptional items increased by 29.1%.

    EXCEPTIONAL ITEMS. Due to the irregular nature of the payments received from one of ITS's West African clients, in April 1997 ITS adopted a policy of making full provision against all unpaid invoices relating to this client, and income is only recognised once invoices are paid. In the 1997 Quarter, payments totalling L9.4 million were received from this client, settling all invoices up to the end of January 1997. This resulted in an exceptional credit of L6.4 million in the 1997 Quarter. In the 1998 Quarter, no payments were received from this client resulting in an exceptional charge of L5.9 in the 1998 Quarter. Management believes that further payments are expected.

    An exceptional charge of L3 million has been made in the 1998 Quarter, to provide for the legal and reprocessing costs which may be incurred by Environmental Testing, as a result of the ongoing investigation by the EPA, into the data manipulation problems at the Dallas, Texas laboratory.

    An exceptional charge of L4.4 million has been made in the 1998 Quarter relating to the operating costs associated with the closure of the Environmental Testing Division. This charge includes full provision for all outstanding lease obligations and staff redundancies as well as the cost of continuing to store data for clients of Environmental Testing. ITS is currently in discussions regarding the possible sale or sub-leasing of the operations and facilities.

    It is not possible to estimate the cost to ITS of any civil or criminal penalties resulting from the falsification of test results therefore no provision has been made for these costs in the 1998 Quarter.

    OPERATING INCOME / (LOSS). Total operating loss after operating exceptional items was L(0.1) million in the 1998 Quarter compared to operating income of L17.6 million in the 1997 Quarter, a decrease in income of L17.7 million.

    NON-OPERATING EXCEPTIONAL COSTS. During the 1998 Quarter, an exceptional charge of L2.4 million has been made for non-operating exceptional costs relating to the closure of the Environmental Testing Division.

    NET INTEREST EXPENSE. Net interest expense was L8.1 million in the 1998 Quarter and L7.7 million in the 1997 Quarter.

    NET LOSS BEFORE TAXES. The loss before taxes and minority interests was L(10.7) million in the 1998 Quarter compared to a net income of L9.9 million in the 1997 Quarter, a decrease in income of L20.6 million.

    INCOME TAXES. A taxation charge of L2.4 million was made against income in the 1998 Quarter compared to L1.8 million in the 1997 Quarter. For quarterly reporting, the estimated tax rate for the full year is applied to the income before taxation for the Quarter before adjusting for the operating and non-operating exceptional items. The taxation charges on income before taxation and exceptional items for the 1997 Quarter and 1998 Quarter have been calculated based on the estimated effective tax rates for the relevant full years. Exceptional items have been tax effected as appropriate.

    NET INCOME / (LOSS) AFTER MINORITY INTERESTS. The net loss after minority interests for ITS for the 1998 Quarter was L(13.7) million, compared to L7.9 million net income in the 1997 Quarter, a reduction in income of L21.6 million.

    CONSUMER GOODS. Consumer Goods saw a decrease in revenues of L0.3 million, or 1.9% to L15.5 million in the 1998 Quarter from L15.8 million in the 1997 Quarter. After translating results at prior year exchange rates, Consumer Goods increased its revenues by 9.0%. The volume of exports being tested, particularly in textiles, was higher in the 1998 Quarter.

    Operating Income in Consumer Goods increased L0.8 million, or 17.5% to L5.2 million in the 1998 Quarter from L4.4 million in the 1997 Quarter. After translating results at prior year exchange rates, Consumer Goods increased its operating income by 28.7%.

    CONFORMITY ASSESSMENT. Conformity Assessment maintained its revenues at L22.8 million, the 1998 Quarter and the 1997 Quarter. After translating results at prior year exchange rates, Conformity Assessment increased its revenues by 3.2%. Management attributes these results, in part, to the stabilisation of the electrical magnetic compatibility ("EMC") testing market and growth in the electrical safety, telecom and building materials testing sectors, partly due to the strong economy in the United States.

    Conformity Assessment operating income increased L1.1 million, or 56.7% to L3.1 million in the 1998 Quarter from L2.0 million in the 1997 Quarter. After translating results at prior year exchange rates, Conformity Assessment increased its operating income by 61.2%. The increase in profitability follows cost reductions made in late 1997 to respond to the reduced volume of EMC testing work.

    CALEB BRETT. Caleb Brett increased its revenues L2.1 million, or 7.5%, to L29.8 million in the 1998 Quarter from L27.7 million in the 1997 Quarter. On June 2, 1998, Caleb Brett acquired a Norwegian company - West Lab Services AS ("West Lab"), for approximately 73 million NOK (L6.0 million). After translating results at prior year exchange rates, Caleb Brett increased its revenues by 16.6%.

    Caleb Brett's operating income increased L1.2 million, or 48.2%, to L3.6 million in the 1998 Quarter from L2.4 million in the 1997 Quarter. After translating results at prior year exchange rates, Caleb Brett increased its operating income by 65.6%. The Americas showed improved results, partly in Latin America, where Brazil and Argentina were previously restructured to produce improved operating margins.

    FOREIGN TRADE SUPERVISION. Revenues for FTS increased L2.8 million, or 21.8%, to L16.0 million in the 1998 Quarter from L13.2 million in the 1997 Quarter. After translating results at prior year exchange rates, FTS revenues increased by 24.5%. This was due to the expansion of work in West Africa, which commenced in June 1997, the continued growth of work in the Middle East and the development of the PSI program in Southern Africa, which commenced in 1997.

    Operating Income from FTS increased L0.3 million, or 23.9%, to L1.6 million in the 1998 Quarter from L1.3 million in the 1997 Quarter. After translating results at prior year exchange rates, FTS operating income increased by 33.5%.

    OTHER DIVISIONS. Revenues for Other Divisions decreased L4.8 million, or 40.7%, to L7.0 million in the 1998 Quarter from L11.8 million in the 1997 Quarter. After translating results at prior year exchange rates, Other Division's revenues decreased by 11.0%. Revenues from the Minerals division decreased by L2.7 million or 35.3% to L4.9 million compared to L7.6 million in the 1997 Quarter. This was mainly due to the low gold price, which has reduced the level of exploration activity by gold mining companies. Revenues from the Environmental Testing division decreased by L2.1 million or 40.7% to L2.1 million compared to L4.2 million in the 1997 Quarter. This was due to the closure of a loss making laboratory in the United States in September 1997.

    Operating Income from Other Divisions decreased L1.3 million, or 134.8%, to L(0.3) million in the 1998 Quarter from L1.0 million in the 1997 Quarter. After translating results at prior year exchange rates, Other Division's operating income decreased by 133.0%. Operating income from Minerals decreased by L0.9 million or 66.8% to L0.5 million compared to L1.4 million in the 1997 Quarter. Reorganisation costs have been incurred in the 1998 Quarter to reduce the cost base in the Minerals division in North and South America to match the reduction in revenues. The operating loss of the Environmental Testing division increased by L(0.4) million to L(0.8) million compared to L(0.4) million in the 1997 Quarter due to continuing difficult market conditions.

SUBSEQUENT EVENTS

    In a press release dated July 17, 1998, ITS announced that it has decided to close its Environmental Testing Division. This decision has been taken because the returns from this division have been unsatisfactory. The two environmental testing laboratories and other support facilities in the United States will be closed or sold. ITS is currently in discussions regarding the possible sale or sub-leasing of the operations and facilities. The press release stated that a provision of L9 million would be made in the 1998 Period, to cover the costs of closure. After a more detailed analysis of the closure costs, management believe that a provision of L6.8 million is sufficient to cover the closure costs. The results for the 1998 Period, therefore include L4.4 million as an operating exceptional charge and L2.4 million as a non -- operating exceptional charge making a total provision of L6.8 million.

    On July 31, 1998, Caleb Brett acquired the net assets of Chemical and Marine Services, in Australia for approximately L0.75 million.

    A cash inflow of L5 million from a rights issue will be received by August 31, 1998.

INVESTIGATIONS BY THE U.S. ENVIRONMENTAL PROTECTION AGENCY

    Two of the Group's subsidiary companies, Caleb Brett USA Inc. and Intertek Testing Services Environmental Laboratories Inc. ("ITS Environmental") are currently involved in investigations by the U.S. Environmental Protection Agency ("EPA").

    In February of 1997 Caleb Brett USA Inc. through its routine Quality Assurance and Quality Control procedures, discovered evidence of false testing results at a Caleb Brett laboratory in Linden, New Jersey involving the testing of gasoline for compliance with certain environmental standards on behalf of an important customer. Separately, in December of 1997, ITS Environmental, again through normal Quality Assurance and Quality Control system integrity checks, discovered certain discrepancies in testing results at its facility in Richardson, Texas involving testing of soil and water samples for the U.S. Air Force. A further investigation by ITS revealed that lab technicians at the Texas facility had at various times manually integrated data and improperly calibrated test equipment in a way that skewed the accuracy of test results.

In each case, ITS promptly reported its findings to the EPA and, in the case of the Texas facility, to the Air Force, the Army and the Department of Defence. Both matters have been referred to the U.S. Department of Justice by the EPA, and civil and criminal investigations are underway at both sites. The government investigations at each facility have uncovered evidence of false reporting beyond that initially discovered and disclosed by ITS.

    ITS has requested inclusion in the EPA's and the Department of Defence's policy on Voluntary Self-Policing and Self-Disclosure (the "Voluntary Disclosure Programs") which, if accepted by the government, may foreclose criminal, but not civil penalties for these actions. However, even if the actions that were initially disclosed to the EPA were found to qualify for the immunities available under its Voluntary Disclosure Program, the protection of such program might not extend to improper actions subsequently discovered. The falsification of test results could subject ITS to criminal and civil penalties and other collateral consequences, including possible debarment.

    ITS continues to co-operate fully with the government investigations and has put in place stringent remedial and additional preventative programs. ITS has established a reprocessing facility to provide clients with data of known quality as rapidly as possible. The EPA is supportive of this data reprocessing effort. An exceptional charge of L3.0 million has been made in the 1998 Period results to cover all reprocessing costs and associated legal costs, including the estimated future costs.

    It is not possible to estimate the cost to ITS of any civil or criminal penalties resulting from the falsification of test results. ITS has also not taken into account the rights which it may have against Inchcape plc pursuant to the agreement by which ITS's current shareholders purchased the business from Inchcape plc.

GENERAL

    The financial statements have been prepared in accordance with U.K. GAAP which differs in certain significant respects from U.S. GAAP. The most significant differences between U.S. GAAP and U.K. GAAP are described in Note 12 to the Consolidated Financial Statements of the Group included herein.

EXCHANGE RATES

    Exchange rates used for translating local currencies into pounds sterling for the main currencies in which the Group operates are shown in the following table.

    Revenues and Operating Income for the 1997 Period have been translated into pounds sterling using the cumulative average exchange rate for the six months to June 30, 1997. Revenues and Operating Income for the 1998 Period have been translated into pounds sterling using the cumulative average exchange rate for the six months to June 30, 1998.

    Revenues and Operating Income for the 1997 Quarter have been translated into pounds sterling using the cumulative average exchange rate for the three months to June 30, 1997. Revenues and Operating Income for the 1998 Quarter have been translated into pounds sterling using the cumulative average exchange rate for the three months to June 30, 1998.

EXCHANGE RATES TO POUNDS STERLING USED FOR TRANSLATION OF INCOME AND COSTS AT
  CUMULATIVE AVERAGE RATE

                                                          THREE MONTHS       SIX MONTHS       THREE MONTHS       SIX MONTHS
                                                               TO                TO                TO                TO
                                                          JUNE 30, 1997     JUNE 30, 1997     JUNE 30, 1998     JUNE 30, 1998
                                                        -----------------  ---------------  -----------------  ---------------
U.S. Dollar...........................................           1.63              1.63              1.66              1.66
Hong Kong Dollar......................................           12.6              12.6              12.9              12.8
Swedish Kroner........................................           12.5              12.2              12.9              13.0
German Deutschmark....................................           2.78              2.73              2.96              2.97

    To remove the effects of currency exchange rate movements when comparing the Revenues and Operating Income for the 1997 and 1998 Periods, the 1998 Period results on page 4 are shown at the cumulative average exchange rates for the six months to June 30, 1998 as well as the cumulative average exchange rates for the six months to June 30, 1997

    To remove the effects of currency exchange rate movements when comparing the Revenues and Operating Income for the 1997 and 1998 Quarters, the 1998 Quarter's results on page 5 are shown at the cumulative average exchange rates for the three months to June 30,1998 as well as the cumulative average exchange rates for the three months to June 30,1997.

FINANCIAL CONDITION AND LIQUIDITY

    At June 30, 1998, ITS had cash and cash equivalents of L20.8 million compared to L25.2 million at December 31, 1997.

    ITS reported net cash inflow from operating activities of L14.1 million in the 1998 Period and L22.6 million in the 1997 Period. Net cash inflow from operating activities includes operating income, before depreciation and other non-cash items, as well as working capital movements.

    Expenditure on tangible fixed assets amounted to L5.4 million in the 1998 Period and L4.2 million in the 1997 Period. ITS's investment in tangible fixed assets was primarily in laboratory equipment and information technology.

    During the 1998 Period, the cash outflow on acquisitions was L7.2 million. This comprised L3.6 million for VSB and L3.6 for West Lab. An additional payment of L2.4 million may be paid in 1999, contingent on the results of West Lab.

    At June 30, 1998, ITS had total borrowings of L302.4 million less unamortised debt issuance costs of L11.9 million. ITS drew down approximately L13 million on its Revolving Credit Facility to finance acquisitions and working capital in the 1998 Period. The borrowings comprise L121.6 million Senior Subordinated Notes, L13.0 million Senior Revolver, L76.3 million Senior Term A Loans, L35.3 million Senior Term B Loans, L55.9 Parent Subordinated PIK Debentures and L0.2 million other borrowings. Loan repayments on capital during the period were L2.6 million on the Senior Term A loans and L0.7 on other borrowings.

    In the 1998 Period ITS paid interest of L6.3 million on the Senior Subordinated Notes, L3.8 million on the Senior Term A Loans, L1.5 million on the Senior Term B loans, L3.4 million on the Parent Subordinated PIK Debentures and L0.3 million on other borrowings and received interest of L0.4 million on bank balances. The interest on the Parent Subordinated PIK Debentures covered the periods from November 8, 1997 to February 1, 1998 and February 2, 1998 to May 1, 1998 and was funded by further issues of Parent Subordinated PIK Debentures on February 1, 1998 and May 1, 1998.

    ITS paid dividends of L0.4 million to minority shareholders in the 1998 Period and L0.7 million the 1997 Period.

    Subject to the provisions of the agreement, under which the loans to finance the acquisition of the business were made, certain exceptions and applicable law, there are no restrictions on the ability of: (a) the Company or any of its direct and indirect subsidiaries from paying dividends or making any other distributions or loans or advances to Intertek Finance plc, (the issuer of the Senior Subordinated Notes) or (b) the direct and indirect subsidiaries of the Company from paying dividends or making any other distribution or loans or advances to the Company.

                       INTERTEK TESTING SERVICES LIMITED

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                (L IN THOUSANDS)

                                                                              PERIOD FROM             PERIOD FROM
                                                                            JANUARY 1, 1997         JANUARY 1, 1998
                                                                                   TO                      TO
                                                                             JUNE 30, 1997           JUNE 30, 1998
                                                                         ----------------------  ----------------------

                                                               NOTES                      (UNAUDITED)

Revenues: Group and share of joint ventures...............           3      167,308                 174,185
Less: share of joint ventures' revenue....................                   --                        (656)
                                                                         ----------              ----------
GROUP REVENUE.............................................                              167,308                 173,529
Operating costs...........................................                             (144,220)               (165,611)
                                                                                     ----------              ----------
GROUP OPERATING INCOME....................................                               23,088                   7,918
                                                                                     ----------              ----------
Share of operating profit/(loss) in:
  Joint ventures..........................................                   --                         (38)
  Associates..............................................                       44                      40
                                                                         ----------              ----------
                                                                                             44                       2
                                                                                     ----------              ----------

    Total operating income................................                               23,132                   7,920
                                                                                     ----------              ----------
Operating income before exceptional items.................           3                   18,195                  21,254
Exceptional items credited to/(charged against) operating
  Income..................................................           4                    4,937                 (13,334)
                                                                                     ----------              ----------
                                                                                         23,132                   7,920
                                                                                     ----------              ----------

Non-operating exceptional items...........................           4                   --                      (2,450)
                                                                                     ----------              ----------
INCOME ON ORDINARY ACTIVITIES BEFORE NET INTEREST.........                               23,132                   5,470
Net interest expense
  Group...................................................                  (15,081)                (15,544)
  Joint ventures..........................................                       (8)                      1
  Associates..............................................                   --                      --
                                                                         ----------              ----------
                                                                     5                  (15,089)                (15,543)
                                                                                     ----------              ----------
INCOME/(LOSS) BEFORE TAXATION.............................                                8,043                 (10,073)
Taxation..................................................           6                   (1,789)                 (2,726)
                                                                                     ----------              ----------
INCOME/(LOSS) AFTER TAXATION..............................                                6,254                 (12,799)
Minority interests........................................                               (1,468)                 (1,313)
                                                                                     ----------              ----------
NET INCOME/(LOSS) FOR THE GROUP AND ITS SHARE OF
  ASSOCIATES AND JOINT VENTURES...........................                                4,786                 (14,112)
                                                                                     ----------              ----------
                                                                                     ----------              ----------

   The accompanying notes on pages F-7 to F-30 are an integral part of these financial statements.

                       INTERTEK TESTING SERVICES LIMITED

                                (L IN THOUSANDS)

                                                                               PERIOD FROM             PERIOD FROM
                                                                              APRIL 1, 1998           APRIL 1, 1997
                                                                                    TO                      TO
                                                                              JUNE 30, 1998           JUNE 30, 1997
                                                                          ----------------------  ----------------------

                                                                                           (UNAUDITED)
Revenues: Group and share of joint ventures..................                 91,191                  91,026
Less: share of joint ventures' revenue.......................                 --                        (329)
                                                                          ----------              ----------
REVENUES FROM CONTINUING OPERATIONS..........................                             91,191                  90,697
Operating costs..............................................                            (73,629)                (90,779)
                                                                                      ----------              ----------
GROUP OPERATING INCOME /(LOSS) FROM CONTINUING OPERATIONS....                             17,562                     (82)
Share of operating profit/(loss) in:
  Joint ventures.............................................                 --                         (38)
  Associates.................................................                     17                      14
                                                                          ----------              ----------
                                                                                              17                     (24)
                                                                                      ----------              ----------
    Total operating income/(loss) from continuing
    operations...............................................                             17,579                    (106)
                                                                                      ----------              ----------
Operating income before exceptional items....................                             11,152                  13,245
Exceptional items credited to/(charged against) operating
  Income.....................................................                              6,427                 (13,351)
                                                                                      ----------              ----------
                                                                                          17,579                    (106)
                                                                                      ----------              ----------
Non-operating exceptional items..............................                             --                      (2,450)
INCOME/(LOSS) ON ORDINARY ACTIVITIES BEFORE NET INTEREST.....                             17,579                  (2,556)
Net interest expense
  Group......................................................                 (7,657)                 (8,142)
  Joint ventures.............................................                     (8)                 --
Associates...................................................                 --                      --
                                                                          ----------              ----------
                                                                                          (7,665)                 (8,142)
                                                                                      ----------              ----------
INCOME/(LOSS)BEFORE TAXATION.................................                              9,914                 (10,698)
Taxation.....................................................                             (1,789)                 (2,384)
                                                                                      ----------              ----------
INCOME/(LOSS)AFTER TAXATION..................................                              8,125                 (13,082)
Minority interests...........................................                               (252)                   (599)
                                                                                      ----------              ----------
NET INCOME/(LOSS) FOR THE GROUP AND ITS SHARE OF ASSOCIATES
  AND JOINT VENTURES.........................................                              7,873                 (13,681)
                                                                                      ----------              ----------
                                                                                      ----------              ----------

   The accompanying notes on pages F-7 to F-30 are an integral part of these financial statements.

                       INTERTEK TESTING SERVICES LIMITED

                          CONSOLIDATED BALANCE SHEETS

                                (L IN THOUSANDS)

                                                                                       DECEMBER 31,             JUNE 30,
                                                                         NOTES             1997                   1998
                                                                         -----     ---------------------  ---------------------
                                                                                                               (UNAUDITED)
ASSETS
CURRENT ASSETS
Cash and cash equivalents...........................................          11                  25,153                 20,829
Trade receivables...................................................                              60,483                 59,190
Inventories.........................................................                               2,650                  2,968
Other current assets................................................                              12,063                 22,731
Deferred taxation asset.............................................                                 286                    369

                                                                                              ----------             ----------
TOTAL CURRENT ASSETS................................................                             100,635                106,087
Goodwill............................................................                              --                      4,997
Property, plant and equipment, net..................................                              44,460                 43,318
Investments
Investments in joint ventures:
    Share of gross assets...........................................                  --                        556
    Share of gross liabilities......................................                  --                       (279)
                                                                                      ---                    ---
                                                                                      --                        277
Investments in associates...........................................                     184                    184
                                                                                      ---                    ---
                                                                                                     184                    461
                                                                                              ----------             ----------
TOTAL ASSETS........................................................                             145,279                154,863
                                                                                              ----------             ----------
                                                                                              ----------             ----------
LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES
Borrowings (including current portion of long term borrowings)......           7                   5,268                 19,744
Accounts payable, accrued liabilities and deferred income...........                              60,019                 63,133
Income taxes payable................................................                               3,323                  3,340
                                                                                              ----------             ----------
TOTAL CURRENT LIABILITIES...........................................                              68,610                 86,217
Long term borrowings................................................           7                 272,036                270,709
Provisions for liabilities and charges..............................                               7,095                 16,038
Minority interests..................................................                               4,304                  4,234
SHAREHOLDERS' DEFICIT
Ordinary shares.....................................................                                 318                    318
Redeemable preference shares........................................                              81,815                 81,815
Shares to be issued.................................................                               2,793                  2,793
Premium in excess of par value......................................                               2,857                  2,857
Retained deficit....................................................                            (294,549)              (310,118)
                                                                                              ----------             ----------
TOTAL SHAREHOLDERS' DEFICIT.........................................           8                (206,766)              (222,335)
                                                                                              ----------             ----------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT.........................                             145,279                154,863
                                                                                              ----------             ----------
                                                                                              ----------             ----------

   The accompanying notes on pages F-7 to F-30 are an integral part of these financial statements.

                       INTERTEK TESTING SERVICES LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                (L IN THOUSANDS)

                                                                                         PERIOD FROM
                                                                                          JANUARY 1,     PERIOD FROM
                                                                                             1997         JANUARY 1,
                                                                                              TO             1998
                                                                                        JUNE 30, 1997         TO
                                                                              NOTES       (RESTATED)    JUNE 30, 1998
                                                                              -----     --------------  --------------
                                                                                                 (UNAUDITED)
Cash inflow from operating activities....................................           9         22,566          14,146
Returns on investments and servicing of finance..........................          10        (15,165)        (15,180)
Taxation.................................................................                     (3,862)         (2,227)
Capital expenditure and financial investment.............................          10         (4,142)         (5,303)
Acquisitions and disposals...............................................          10         (1,655)         (7,453)
                                                                                        --------------  --------------

CASH OUTFLOW BEFORE FINANCING............................................                     (2,258)        (16,017)

Financing................................................................          10          2,692          13,143
                                                                                        --------------  --------------

INCREASE/(DECREASE) IN CASH IN THE PERIOD................................                        434          (2,874)
                                                                                        --------------  --------------

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT..................          11

INCREASE/(DECREASE) IN CASH IN THE PERIOD................................                        434          (2,874)

Debt issued in lieu of interest payment..................................                     (2,912)         (3,389)
Change in net debt resulting from cash flows.............................                        304         (10,395)
Other non-cash movements.................................................                        (84)           (645)
Exchange adjustments.....................................................                     (3,666)           (170)
                                                                                        --------------  --------------

MOVEMENT IN NET DEBT IN THE PERIOD.......................................                     (5,924)        (17,473)
NET DEBT AT THE START OF THE PERIOD......................................                   (235,390)       (252,151)
                                                                                        --------------  --------------

NET DEBT AT THE END OF THE PERIOD........................................                   (241,314)       (269,624)
                                                                                        --------------  --------------
                                                                                        --------------  --------------

   The accompanying notes on pages F-7 to F-30 are an integral part of these financial statements.

                       INTERTEK TESTING SERVICES LIMITED

          CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

                                (L IN THOUSANDS)

                                                                                    PERIOD FROM      PERIOD FROM
                                                                                  JANUARY 1, 1997  JANUARY 1, 1998
                                                                                        TO               TO
                                                                                   JUNE 30, 1997    JUNE 30, 1998
                                                                                  ---------------  ---------------
                                                                                            (UNAUDITED)
Net income/(loss)...............................................................         4,786          (14,112)
Exchange adjustments............................................................        (5,422)          (1,457)
                                                                                        ------          -------
TOTAL RECOGNISED GAINS AND LOSSES...............................................          (636)         (15,569)
                                                                                        ------          -------
                                                                                        ------          -------

    There is no material difference between income before taxation, and net income for the financial periods, as stated in the statements of operations and their historical cost equivalents.

   The accompanying notes on pages F-7 to F-30 are an integral part of these financial statements.

                       INTERTEK TESTING SERVICES LIMITED

          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

                                (L IN THOUSANDS)

                                                                                    (UNAUDITED)
                                                   ------------------------------------------------------------------------------
                                                                  REDEEMABLE                 PREMIUM IN
                                                     ORDINARY     PREFERENCE    SHARES TO   EXCESS OF PAR   RETAINED
                                                      SHARES        SHARES      BE ISSUED       VALUE       DEFICIT      TOTAL
                                                   -------------  -----------  -----------  -------------  ----------  ----------
BALANCE AT JANUARY 1, 1997.......................          318        81,815        2,793         2,857      (286,664)   (198,881)
Net income.......................................       --            --           --            --             4,786       4,786
Exchange adjustments.............................       --            --           --            --            (5,422)     (5,422)
                                                           ---    -----------       -----         -----    ----------  ----------
BALANCE AT JUNE 30, 1997.........................          318        81,815        2,793         2,857      (287,300)   (199,517)
                                                           ---    -----------       -----         -----    ----------  ----------
                                                           ---    -----------       -----         -----    ----------  ----------

BALANCE AT JANUARY 1, 1998.......................          318        81,815        2,793         2,857      (294,549)   (206,766)
Net loss.........................................       --            --           --            --           (14,112)    (14,112)
Exchange adjustments.............................       --            --           --            --            (1,457)     (1,457)
                                                           ---    -----------       -----         -----    ----------  ----------
BALANCE AT JUNE 30, 1998.........................          318        81,815        2,793         2,857      (310,118)   (222,335)
                                                           ---    -----------       -----         -----    ----------  ----------
                                                           ---    -----------       -----         -----    ----------  ----------

    Included in Retained deficit is L270,486 which represents goodwill written off to reserves prior to December 1997 (at June 30, 1997: L287,174).

   The accompanying notes on pages F-7 to F-30 are an integral part of these financial statements.

                       INTERTEK TESTING SERVICES LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                (L IN THOUSANDS)

1. BASIS OF PREPARATION

    The accompanying consolidated financial statements of the Company and its subsidiaries at June 30, 1998, and for the six months ended June 30, 1997 and 1998, and the three months ended June 30, 1997 and 1998 are unaudited. In the opinion of the directors, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial statements have been included therein. The results of these periods are not necessarily indicative of results for the entire year and have been prepared in conformity with accounting principles generally accepted in the United Kingdom ("U.K. GAAP") and are presented under the historical cost convention. These principles differ in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP")--see Note 12.

    For the purpose of these condensed consolidated financial statements, certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United Kingdom have been condensed or omitted. These unaudited statements should be read in conjunction with the audited financial statements and notes thereto as of, and for the year ended December 31, 1997.

2. ACCOUNTING POLICIES

    The significant accounting policies adopted by the Company are as follows:

BASIS OF CONSOLIDATION AND COMBINATION

    The consolidated financial statements of the Company include the financial statements of the Company and its subsidiaries.

    The acquisition method of accounting has been adopted. Under this method, the results of subsidiaries acquired or sold are included in the consolidated statements of income of the Company from, or up to, the date control passes.

    The consolidated statements of income of the Company include shares of income from associated undertakings. The consolidated balance sheets of the Company include interests in associates at their respective shares of the net tangible assets.

USE OF ESTIMATES

    Preparation of financial statements in conformity with U.K. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for an accounting period. Such estimates and assumptions could change in the future as more information becomes known or circumstances alter, such that the group's actual results may differ from the amounts reported and disclosed in the financial statements.

FOREIGN CURRENCIES

    The results of operations and cash flows of overseas subsidiaries and associated undertakings are translated into sterling at the average of the month end rates of exchange for the period. Assets and liabilities in foreign currencies are translated into sterling at closing rates of exchange except where rates are fixed under contractual arrangements.

                       INTERTEK TESTING SERVICES LIMITED

                                (L IN THOUSANDS)

2. ACCOUNTING POLICIES (CONTINUED)
    The difference between net income translated at average and at closing rates of exchange is included in the statement of total recognized gains and losses as a movement in shareholders' equity. Exchange differences arising from the retranslation to closing rates of exchange of opening shareholders' equity, long-term foreign currency borrowings used to finance foreign currency investments, and foreign currency borrowings that provide a hedge against shareholders' equity are also reflected as movements in shareholders' equity. All other exchange differences are dealt with in operations.

PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION

    Property, plant and equipment are stated at cost less depreciation, which is provided, except for freehold land, on a straight line basis over the estimated useful lives of the assets, mainly at the following annual rates:

Freehold buildings and long leasehold land and buildings......       2%
                                                                  term of
Short leasehold land and buildings............................     lease
Plant, machinery and equipment................................   10%-33.3%

    Permanent diminutions in value of individual properties below cost are charged to operations; however deficits which the Directors consider to be temporary in nature, are recognised in the revaluation reserve and may be offset against other surpluses.

LEASES

    Assets held under capital leases are treated as if they had been purchased at the present value of the minimum lease payments. This cost is included in property, plant and equipment, and depreciation is provided over the shorter of the lease term or the estimated useful life. The corresponding obligations under these leases are included within borrowings. The finance charge element of rentals payable is charged to operations to produce a constant rate of interest. Operating lease rentals are charged to operations on a straight line basis over the periods of the leases.

INVENTORIES

    Inventories are stated at the lower of cost or net realisable value. Cost comprises expenditure incurred in the normal course of business in bringing inventories and work in progress to their present location and condition.

REVENUES

    Revenues represent the total amount receivable for services provided and goods sold, excluding sales-related taxes and intra-group transactions. Revenue is recognized when the relevant service is completed or goods delivered.

TAXATION

    Deferred taxation is provided using the liability method at current taxation rates on timing differences to the extent that the directors consider that it is probable that a liability or asset will crystallise.

                       INTERTEK TESTING SERVICES LIMITED

                                (L IN THOUSANDS)

2. ACCOUNTING POLICIES (CONTINUED)
PENSION BENEFITS

    Liabilities under defined contribution pension schemes are charged to operations when incurred. ITS has a number of defined benefit pension schemes for which contributions are based on triennial actuarial valuations. Pension charges in operations have been calculated at a substantially level percentage of current and expected future pensionable payroll, with variations from regular cost spread over the expected remaining service lives of employees. Other post-retirement benefits are accounted for on a similar basis to defined benefit pension schemes.

GOODWILL

    Purchased goodwill arising on consolidation in respect of acquisitions before January 1, 1998 when FRS 10 Goodwill and intangible assets was adopted, was written off to reserves in the year of acquisition. When a subsequent disposal occurs any goodwill previously written off to reserves is written back through the profit and loss account. Purchased goodwill arising on consolidation in respect of acquisitions since January 1, 1998 is capitalised. Positive goodwill is amortised to nil by equal annual instalments over its estimated useful life, generally not exceeding 20 years.

DERIVATIVE FINANCIAL INSTRUMENTS

    ITS uses various derivative financial instruments to manage its exposure to foreign exchange and interest rate risks. Derivative financial instruments are considered hedges if they meet certain criteria. A forward exchange contract is considered a hedge of an identifiable foreign currency commitment if such contract is designated as, and is effective as, a hedge of a firm foreign currency commitment. An interest rate swap agreement is considered a "synthetic alteration" (and accounted for like a hedge) when the agreement is designated with a specific liability and it alters the interest rate characteristics of such liability. An interest rate cap agreement must also meet the same criteria as an interest rate swap to be considered hedges of a specific liability. Derivative financial instruments failing to meet the aforementioned criteria are accounted for at fair value with the resulting unrealised gains and losses included in the statement of income.

    FORWARD EXCHANGE CONTRACTS

    Forward exchange contracts are designated as hedges of firm foreign currency commitments. Gains and losses on such contracts are deferred and recognised in income or as an adjustment of the carrying amount when the hedged transaction occurs.

    INTEREST RATE CAP AGREEMENTS

    Interest rate cap agreements are accounted for under the accruals basis. Amounts receivable under the agreement are accrued when due as a reduction of interest charges. Premiums paid for purchased interest rate cap agreements are amortised to interest charges over the term of the caps.

    INTEREST RATE SWAPS

    Interest rate swap agreements are designated to change the interest rate characteristics of floating-rate borrowings. Accordingly, these agreements are accounted for under the settlement basis. The interest differential between the amounts received and amount paid is recognised as an adjustment to interest charges over the term of the swap.

                       INTERTEK TESTING SERVICES LIMITED

                                (L IN THOUSANDS)

2. ACCOUNTING POLICIES (CONTINUED)
CHANGES IN PRESENTATION OF FINANCIAL INFORMATION

    FRS 1 "Cash flow statements" has been revised in 1996 to change the format for reporting cash flows. The revised format has been adopted in preparing these financial statements. The comparative figures have been restated accordingly.

3. SEGMENT INFORMATION

    ITS comprises five divisions which are organised as follows: (1) Consumer Goods, which tests textiles, fabrics, footwear, toys and consumer products; (2) Conformity Assessment, which tests and certifies electrical and electronic products, building products, heating and ventilation and air conditioning equipment. (3) Caleb Brett, which tests crude oil, petroleum, chemical and agricultural products; (4) Foreign Trade Supervision, which provides preshipment inspection services to governments; (5) Other Divisions which comprises, Minerals, which analyses metals and Environmental Testing, which analyses water, soil and air samples for toxic substances. The accounting policies of the divisions are the same as those described in the summary of accounting policies.

BY DIVISION

                                                                PERIOD FROM     PERIOD FROM
                                                                 JANUARY 1,      JANUARY 1,
                                                                    1997            1998
                                                                     TO              TO
                                                               JUNE 30, 1997   JUNE 30, 1998
                                                               --------------  --------------
REVENUES
Consumer Goods...............................................        27,467          30,048
Conformity Assessment........................................        41,078          42,471
Caleb Brett..................................................        52,584          57,758
Foreign Trade Supervision....................................        24,174          30,235
Minerals and Environmental Testing...........................        22,005          13,673
                                                                    -------         -------
Total........................................................       167,308         174,185
                                                                    -------         -------

OPERATING INCOME BEFORE EXCEPTIONAL ITEMS
Consumer Goods...............................................         6,480           7,644
Conformity Assessment........................................         4,045           5,435
Caleb Brett..................................................         4,109           6,476
Foreign Trade Supervision....................................         1,840           2,990
Minerals and Environmental Testing...........................         1,721          (1,291)
                                                                    -------         -------
Total........................................................        18,195          21,254
                                                                    -------         -------

OPERATING EXCEPTIONAL ITEMS
Foreign Trade Supervision....................................         4,937          (4,782)
Caleb Brett..................................................        --              (1,160)
Environmental Testing........................................        --              (7,392)
                                                                    -------         -------
Total........................................................         4,937         (13,334)
                                                                    -------         -------

                       INTERTEK TESTING SERVICES LIMITED

                                (L IN THOUSANDS)

3. SEGMENT INFORMATION (CONTINUED)
UNALLOCATED COSTS

    Cash, borrowings and income tax are managed centrally and are therefore not allocated to the divisions. Interest expense and income and income tax expense are therefore not allocated to the divisions.

                                                                PERIOD FROM     PERIOD FROM
                                                                 JANUARY 1,      JANUARY 1,
                                                                    1997            1998
                                                                     TO              TO
                                                               JUNE 30, 1997   JUNE 30, 1998
                                                               --------------  --------------
REVENUES BY GEOGRAPHIC ORIGIN
Americas.....................................................        76,630          77,342
Europe, Africa and Middle East...............................        54,493          60,465
Asia and Far East............................................        36,185          36,378
                                                                    -------         -------
Total........................................................       167,308         174,185
                                                                    -------         -------

REVENUES FROM SIGNIFICANT COUNTRIES OF ORIGIN
United States................................................        59,515          59,493
United Kingdom...............................................        24,861          28,246
Hong Kong....................................................        15,880          18,806
Others (each under 10% of total).............................        67,052          67,640
                                                                    -------         -------
Total........................................................       167,308         174,185
                                                                    -------         -------

OPERATING INCOME BEFORE EXCEPTIONAL ITEMS BY GEOGRAPHIC
  ORIGIN
Americas.....................................................         4,814           4,663
Europe, Africa and Middle East...............................         6,226           5,727
Asia and Far East............................................         7,155          10,864
                                                                    -------         -------
Total........................................................        18,195          21,254
                                                                    -------         -------

OPERATING INCOME BEFORE EXCEPTIONAL ITEMS FROM SIGNIFICANT
  COUNTRIES
United States................................................         4,075           3,627
Hong Kong....................................................         3,544           4,744
United Kingdom...............................................         2,585           1,371
Others (each under 10% of total).............................         7,991          11,512
                                                                    -------         -------
Total........................................................        18,195          21,254
                                                                    -------         -------

REVENUES BY GEOGRAPHIC AREA OF DESTINATION
Americas.....................................................        74,984          74,472
Europe, Africa and Middle East...............................        56,139          63,335
Asia and Far East............................................        36,185          36,378
                                                                    -------         -------
Total........................................................       167,308         174,185
                                                                    -------         -------

                       INTERTEK TESTING SERVICES LIMITED

                                (L IN THOUSANDS)

3. SEGMENT INFORMATION (CONTINUED)

                                                                PERIOD FROM     PERIOD FROM
                                                                 JANUARY 1,      JANUARY 1,
                                                                    1997            1998
                                                                     TO              TO
                                                               JUNE 30, 1997   JUNE 30, 1998
                                                               --------------  --------------
REVENUES FROM SIGNIFICANT DESTINATION COUNTRIES
United States................................................        57,869          56,623
Hong Kong....................................................        15,880          18,806
United Kingdom...............................................        10,417          18,507
Others (each under 10% of total).............................        83,142          80,249
                                                                    -------         -------
Total........................................................       167,308         174,185
                                                                    -------         -------

4. EXCEPTIONAL ITEMS

                                                                PERIOD FROM     PERIOD FROM
                                                                 JANUARY 1,      JANUARY 1,
                                                                    1997            1998
                                                                     TO              TO
                                                               JUNE 30, 1997   JUNE 30, 1998
                                                               --------------  --------------
EXCEPTIONAL ITEMS CREDITED TO/(CHARGED AGAINST) OPERATING
  INCOME:
OPERATING EXCEPTIONAL CHARGES:
Foreign Trade Supervision....................................         4,937          (4,782)
Caleb Brett..................................................        --              (1,160)
Environmental Testing -- Legal and reprocessing costs........        --              (3,000)
Environmental Testing -- Loss on closure.....................        --              (4,392)
                                                                    -------         -------
                                                                      4,937         (13,334)
                                                                    -------         -------

NON OPERATING EXCEPTIONAL CHARGES:
Environmental Testing -- Loss on disposal of fixed assets....        --              (2,450)
                                                                    -------         -------
                                                                     --              (2,450)
                                                                    -------         -------

    ITS provides foreign trade supervision services to a major client in West Africa. At a meeting of the board of directors held on April 27, 1997, a decision was taken to provide against all unpaid invoices relating to this client. The exceptional credit/(charge) to operating income in respect of Foreign Trade Supervision relate to this West African client. The tax effect of this exceptional item to income is a credit of L1,482 (period from January 1, 1997 to June 30, 1997: tax charge of L1,530).

    ITS also provides testing services in its Caleb Brett division to this major client in West Africa. In view of the accounting policy followed for this client in the Foreign Trade Supervision division, all unpaid invoices relating to this client in the Caleb Brett division have also been provided against. The tax effect of this exceptional item to income is a credit of L360.

    The exceptional charge of L3,000 relates to the legal and reprocessing costs which may be incurred by Environmental Testing, as a result of the ongoing investigation by the Environmental Protection Agency

                       INTERTEK TESTING SERVICES LIMITED

                                (L IN THOUSANDS)

4. EXCEPTIONAL ITEMS (CONTINUED)
into the data manipulation problems at the Dallas, Texas laboratory. It is not possible to estimate the cost to ITS of any civil or criminal penalties resulting from the falsification of test results therefore no provision has been made for these costs.

    The exceptional charge of L4,392 relates to the operating costs associated with the closure of the Environmental Testing Division. This charge includes full provision for all outstanding lease obligations and staff redundancies as well as the cost of continuing to store data for clients of Environmental Testing.

    The non-operating exceptional charge of L2,450 relates to the loss on disposal of fixed assets expected to result from the closure of the Environmental Testing Division.

5. NET INTEREST EXPENSE

                                                                PERIOD FROM     PERIOD FROM
                                                                 JANUARY 1,      JANUARY 1,
                                                                    1997            1998
                                                                     TO              TO
                                                               JUNE 30, 1997   JUNE 30, 1998
                                                               --------------  --------------
INTEREST PAYABLE AND OTHER CHARGES:
Senior Subordinated Notes....................................         6,418           6,093
Parent Subordinated PIK Debentures...........................         3,144           3,478
Senior Term Loan A...........................................         3,246           3,728
Senior Term Loan B...........................................         1,604           1,534
Senior Revolver..............................................        --                 115
Other borrowings.............................................           291             155
Amortisation of debt issuance costs..........................           971             852
                                                                    -------         -------
Interest payable.............................................        15,674          15,955
INTEREST RECEIVABLE:
On bank balances.............................................          (585)           (412)
                                                                    -------         -------
                                                                     15,089          15,543
                                                                    -------         -------

6. TAXATION

    The taxation charges on income before taxation and exceptional items for the six month periods ended June 30, 1997 and June 30, 1998 have been calculated based on the estimated effective tax rates for the relevant full years. Exceptional items have been tax effected as appropriate.

                       INTERTEK TESTING SERVICES LIMITED

                                (L IN THOUSANDS)

7. BORROWINGS

                                                                DECEMBER 31,      JUNE 30,
                                                                    1997            1998
                                                               --------------  --------------
DUE IN LESS THAN ONE YEAR:
Senior Term Loan A...........................................         4,438           6,522
Senior Revolver..............................................        --              13,036
Other borrowings.............................................           830             186
                                                                    -------         -------
                                                                      5,268          19,744
                                                                    -------         -------


                                                                DECEMBER 31,      JUNE 30,
                                                                    1997            1998
                                                               --------------  --------------
DUE IN MORE THAN ONE YEAR:
Senior Subordinated Notes....................................       116,517         116,751
Senior Term Loan A...........................................        70,547          65,819
Senior Term Loan B...........................................        34,136          33,858
Parent Subordinated PIK Debentures...........................        50,791          54,234
Other borrowings.............................................            45              47
                                                                    -------         -------
                                                                    272,036         270,709
                                                                    -------         -------

MATURITY OF BORROWINGS:

                                                                                       PARENT        BANK LOANS,
                                      SENIOR                   SENIOR     SENIOR    SUBORDINATED   CAPITAL LEASES
                                   SUBORDINATED    SENIOR       TERM       TERM          PIK          AND OTHER        TOTAL
                                      NOTES       REVOLVER     LOAN A     LOAN B     DEBENTURES      BORROWINGS     BORROWINGS
                                   ------------  -----------  ---------  ---------  -------------  ---------------  -----------
Due in less than one year........       --           13,036       6,952     --           --                 186         20,174
Due in 2-5 years.................       --           --          69,383     --           --                  35         69,418
Due in over 5 years..............      121,557       --          --         35,268       55,929              12        212,766
                                   ------------  -----------  ---------  ---------       ------             ---     -----------
                                       121,557       13,036      76,335     35,268       55,929             233        302,358
Fees.............................       (4,806)      --          (3,994)    (1,410)      (1,695)         --            (11,905)
                                   ------------  -----------  ---------  ---------       ------             ---     -----------
                                       116,751       13,036      72,341     33,858       54,234             233        290,453
                                   ------------  -----------  ---------  ---------       ------             ---     -----------

8. RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' DEFICIT

                                                                PERIOD FROM     PERIOD FROM
                                                                 JANUARY 1,      JANUARY 1,
                                                                    1997            1998
                                                                     TO              TO
                                                               JUNE 30, 1997   JUNE 30, 1998
                                                               --------------  --------------
TOTAL RECOGNISED GAINS AND LOSSES FOR THE PERIOD.............          (636)        (15,569)
OPENING SHAREHOLDERS' DEFICIT................................      (198,881)       (206,766)
                                                               --------------  --------------
CLOSING SHAREHOLDERS' DEFICIT................................      (199,517)       (222,335)
                                                               --------------  --------------

                       INTERTEK TESTING SERVICES LIMITED

                                (L IN THOUSANDS)

9. RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

                                                                PERIOD FROM     PERIOD FROM
                                                                 JANUARY 1,      JANUARY 1,
                                                                    1997            1998
                                                                     TO              TO
                                                               JUNE 30, 1997   JUNE 30, 1998
                                                               --------------  --------------
Operating profit.............................................        23,088           7,918
Depreciation charge..........................................         5,988           5,764
Goodwill amortisation........................................        --                  31
Loss on sale of fixed assets.................................           908             318
Decrease/(increase) in inventories...........................           106            (477)
Increase in receivables and prepayments......................        (6,831)         (6,433)
Decrease in payables.........................................         2,675             395
(Decrease)/increase in provisions............................        (3,368)          6,630
                                                               --------------  --------------

NET CASH INFLOW FROM OPERATING ACTIVITIES....................        22,566          14,146
                                                               --------------  --------------

10. ANALYSIS OF CASH FLOWS

                                                                PERIOD FROM     PERIOD FROM
                                                                 JANUARY 1,      JANUARY 1,
                                                                    1997            1998
                                                                     TO              TO
                                                               JUNE 30, 1997   JUNE 30, 1998
                                                               --------------  --------------
RETURNS ON INVESTMENT AND SERVICING OF FINANCE
Net interest paid............................................       (14,504)        (14,737)
Dividends paid to minorities.................................          (661)           (443)
                                                               --------------  --------------
                                                                    (15,165)        (15,180)
                                                               --------------  --------------

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of property, plant and equipment....................        (4,197)         (5,374)
Sale of property, plant and equipment........................            55              71
                                                               --------------  --------------
                                                                     (4,142)         (5,303)
                                                               --------------  --------------

ACQUISITIONS AND DISPOSALS
Purchase of subsidiary undertakings..........................         2,673          (7,228)
Acquisition provision payments...............................        (4,328)           (225)
                                                               --------------  --------------
                                                                     (1,655)         (7,453)
                                                               --------------  --------------

FINANCING
Issue of long term debt......................................         2,912           3,389
Issue of short term debt.....................................        --              13,036
Repayment of other loans.....................................          (220)         (3,282)
                                                               --------------  --------------
                                                                      2,692          13,143
                                                               --------------  --------------

                       INTERTEK TESTING SERVICES LIMITED

                                (L IN THOUSANDS)

11. ANALYSIS OF NET DEBT

                                                                     DEBT ISSUED IN
                                           AT JANUARY                    LIEU OF
                                               1,                       INTEREST       OTHER NON-     EXCHANGE    AT JUNE 30,
                                              1998       CASH FLOW       PAYMENT      CASH CHANGES   ADJUSTMENTS     1998
                                          ------------  -----------  ---------------  -------------  -----------  -----------
NET CASH
Cash in hand and at bank................       25,153       (2,874)        --                (297)       (1,153)      20,829
                                          ------------  -----------        ------          ------    -----------  -----------

DEBT
Debt due within one year................       (5,268)     (10,395)        --              (4,372)          291      (19,744)
Debt due after one year.................     (272,036)      --             (3,389)          4,024           692     (270,709)
                                          ------------  -----------        ------          ------    -----------  -----------
                                             (277,304)     (10,395)        (3,389)           (348)          983     (290,453)
                                          ------------  -----------        ------          ------    -----------  -----------
TOTAL NET DEBT..........................     (252,151)     (13,269)        (3,389)           (645)         (170)    (269,624)
                                          ------------  -----------        ------          ------    -----------  -----------

12. SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GAAP

    The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United Kingdom ("U.K. GAAP"). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States ("U.S. GAAP"). Described below are the material differences between U.K. GAAP and U.S. GAAP affecting the net income/(loss) and shareholders' deficit which are set forth in the tables that follow.

GOODWILL AND OTHER INTANGIBLE ASSETS

    Under U.K. GAAP, purchased goodwill arising on consolidation in respect of acquisitions before January 1, 1998 when FRS 10 Goodwill and intangible assets was adopted, was written off to reserves in the year of acquisition. Purchased goodwill arising on consolidation in respect of acquisitions since January 1, 1998 is capitalised. Positive goodwill is amortised to nil by equal annual instalments over its estimated useful life. Under U.S. GAAP, goodwill and identifiable intangibles are capitalised and are written off over their estimated useful lives, generally not exceeding 40 years. U.S. GAAP goodwill and identifiable intangibles are being written off over periods not exceeding 20 years.

REDEEMABLE PREFERENCE SHARES

    Under U.K. GAAP, preference shares with mandatory redemption features or redeemable at the option of the security holders would be classified as a component of shareholders' equity. U.S. GAAP requires such redeemable preference shares not to be classified within shareholders' deficit.

PENSION COSTS -- DEFINED BENEFIT PLANS

    Under U.K. GAAP, the cost of providing pension benefits is expensed over the average expected service lives of eligible employees on the basis of a constant percentage of current and estimated future earnings. Under U.S. GAAP, Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions", requires that pension costs be determined based on a comparison of the projected benefit obligation with the market value of the underlying plan assets and other unrecognised gains and losses assessed on an actuarial basis.

                       INTERTEK TESTING SERVICES LIMITED

                                (L IN THOUSANDS)

12. SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GAAP (CONTINUED)
    As a result of this difference in methodology, the U.S. GAAP pension expense can be significantly different from that determined under U.K. GAAP and tends to be more sensitive to changing economic conditions.

COMPENSATED ABSENCES

    Under U.S. GAAP, compensated absences, being an employee's paid holiday entitlements, are accrued as earned. For companies that do not allow employees to carry compensated absences over from one year to the next, no accrual is required. U.K. GAAP does not require provision to be made.

DEFERRED TAXATION

    Under U.K. GAAP, deferred taxation is accounted for using the liability method to the extent that it is considered probable that a liability or asset will crystallise in the foreseeable future. Under U.S. GAAP, deferred taxation is provided on all temporary differences and carryforwards. Deferred tax assets are recognized to the extent that it is more likely than not that they will be realised. Where doubt exists as to whether a deferred tax asset will be realised, an appropriate valuation allowance is established. In addition, deferred taxes on other U.S. GAAP differences are provided. No U.S. adjustment is presented in the reconciliation because the directors have established a valuation allowance for the unrecorded deferred tax assets. 12. Summary of differences between U.K. and U.S. GAAP (continued)

EFFECT OF MATERIAL DIFFERENCES BETWEEN U.K. AND U.S. GAAP AND ADDITIONAL
  DISCLOSURES

    (A) NET INCOME/(LOSS)

    The approximate effects on net loss of material differences between U.K. and U.S. GAAP are as follows:

                                                                PERIOD FROM     PERIOD FROM
                                                                 JANUARY 1,      JANUARY 1,
                                                                    1997            1998
                                                                     TO              TO
                                                               JUNE 30, 1997   JUNE 30, 1998
                                                               --------------  --------------
NET INCOME/(LOSS) REPORTED UNDER U.K. GAAP...................         4,786         (14,112)
Goodwill amortisation........................................        (6,152)         (6,874)
Covenants not to compete amortisation........................        (6,666)         (6,265)
Pensions.....................................................            74             (66)
Compensated absences.........................................           291            (206)
                                                               --------------  --------------
NET LOSS REPORTED UNDER U.S. GAAP............................        (7,667)        (27,523)
                                                               --------------  --------------
Continuing operations........................................        (6,850)        (15,849)
Discontinued operations......................................          (817)        (11,674)
                                                               --------------  --------------
NET LOSS REPORTED UNDER U.S. GAAP............................        (7,667)        (27,523)
                                                               --------------  --------------

    The closure of the Environmental Division is treated as discontinued operations under U.S. GAAP.

                       INTERTEK TESTING SERVICES LIMITED

                                (L IN THOUSANDS)

12. SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GAAP (CONTINUED)
    (B) SHAREHOLDERS' DEFICIT

    The approximate effects on shareholders' deficit of material differences between U.K. and U.S. GAAP are as follows:

                                                                DECEMBER 31,      JUNE 30,
                                                                    1997            1998
                                                               --------------  --------------
SHAREHOLDERS' DEFICIT REPORTED UNDER U.K. GAAP...............      (206,766)       (222,335)
Goodwill.....................................................       217,498         206,744
Covenants not to compete.....................................        21,796          15,580
Redeemable preference shares.................................       (81,815)        (81,815)
Pensions.....................................................         1,207           1,141
Compensated absences.........................................          (408)           (634)
                                                               --------------  --------------
SHAREHOLDERS' DEFICIT REPORTED UNDER U.S. GAAP...............       (48,488)        (81,319)
                                                               --------------  --------------

    The following table reconciles shareholders' deficit under U.S. GAAP:

                                                                                PERIOD FROM
                                                                                 JANUARY 1,
                                                                 YEAR ENDED         1998
                                                                  DECEMBER           TO
                                                                  31, 1997     JUNE 30, 1998
                                                               --------------  --------------
SHAREHOLDERS' DEFICIT AT BEGINNING OF PERIOD.................        (5,263)        (48,488)
Net loss for the period......................................       (28,096)        (27,523)
Exchange adjustments.........................................       (15,129)         (5,308)
                                                               --------------  --------------
SHAREHOLDERS' DEFICIT AT END OF PERIOD.......................       (48,488)        (81,319)
                                                               --------------  --------------

    (C) CASH FLOWS

    The statements of cash flow prepared in accordance with U.K. GAAP present substantially the same information as that required under U.S. GAAP. Under U.S. GAAP however, there are certain differences from U.K. GAAP with regard to classification of items within the cash flow statement and with regard to the definition of cash.

    Under U.K. GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. Under U.S. GAAP, three categories of cash flow activity are reported, those being operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance would, with the exception of dividends paid, be included as operating activities under U.S. GAAP. Capital expenditure and financial investment, acquisitions and disposals and management of liquid resources would be included as investing activities. The payment of dividends would be included under financing activities under U.S. GAAP.

                       INTERTEK TESTING SERVICES LIMITED

                                (L IN THOUSANDS)

12. SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GAAP (CONTINUED)
    Set out below is a summary of the statements of cash flows under U.S. GAAP:

                                                                PERIOD FROM
                                                                 JANUARY 1,     PERIOD FROM
                                                                    1997         JANUARY 1,
                                                                     TO             1998
                                                               JUNE 30, 1997         TO
                                                                (RESTATED )    JUNE 30, 1998
                                                               --------------  --------------
Net cash provided by operating activities....................         4,200          (2,818)
Net cash outflow from investing activities...................        (5,797)        (12,756)
Net cash inflow from financing activities....................         2,031          12,700
                                                               --------------  --------------
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS UNDER
  U.S. GAAP..................................................           434          (2,874)
Effect of exchange rate changes..............................           205          (1,450)
                                                               --------------  --------------
NET INCREASE/(DECREASE) IN CASH UNDER U.K. GAAP..............           639          (4,324)
                                                               --------------  --------------

13. ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES

    Intertek Finance plc ("the Issuer") is a wholly owned direct subsidiary of the Company and the Issuer has issued the Notes which are fully and unconditionally guaranteed on a senior subordinated basis by the Company and certain of its wholly owned direct subsidiaries: Intertek Testing Services UK Limited, Testing Holdings USA Inc., Yickson Enterprises Limited, Kite Overseas Holdings BV, ITS Holding Limited, Testing Holdings Sweden AB, Testing Holdings France EURL, Testing Holdings Germany GmbH (collectively, the "Guarantor subsidiaries" and, together with the Company, the "Guarantors"). In addition, each of the Guarantor's guarantee is itself guaranteed by each other Guarantor, fully and unconditionally, on a senior subordinated basis. Subject to the provisions of the agreement under which the loans to finance the acquisition of the business were made, certain exceptions and applicable law, there are no restrictions on the ability of: (a) the Company or any of its direct and indirect subsidiaries from paying dividends or making any other distributions or loans or advances to the Issuer or (b) the direct and indirect subsidiaries of the Company from paying dividends or making any other distribution or loans or advances to the Company.

    Separate financial statements and other disclosures concerning the Issuer and the Guarantors are not presented because management has determined that they are not material to the investors. In lieu of the separate guarantor financial statements, management has presented unaudited financial information. The unaudited financial information presented below has been segregated between (a) the Issuer, (b) the Guarantors and (c) the non-Guarantor subsidiaries.

                       INTERTEK TESTING SERVICES LIMITED

                                (L IN THOUSANDS)

13. ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)

                                                                      STATEMENTS OF OPERATIONS
                                                               PERIOD FROM JANUARY 1 TO JUNE 30, 1998
                                               -----------------------------------------------------------------------
                                                                               NON --
                                                  INTERTEK                    GUARANTOR   CONSOLIDATION  CONSOLIDATED
                                                 FINANCE PLC    GUARANTORS   SUBSIDIARIES  ADJUSTMENTS      TOTALS
                                               ---------------  -----------  -----------  -------------  -------------
REVENUES: group and share of joint
  ventures...................................        --             --          204,261       (30,076)       174,185
Less: share of joint ventures' revenues......        --             --             (656)       --               (656)
                                                        ---     -----------  -----------  -------------  -------------
REVENUES FROM CONTINUING OPERATIONS..........        --             --          203,605       (30,076)       173,529
Operating costs..............................            (2)            96     (195,781)       30,076       (165,611)
                                                        ---     -----------  -----------  -------------  -------------
OPERATING INCOME FROM CONTINUING
  OPERATIONS.................................            (2)            96        7,824        --              7,918
Share of operating profit in:
Joint ventures...............................        --             --              (38)       --                (38)
Associates...................................        --             --               40        --                 40
                                                        ---     -----------  -----------  -------------  -------------
TOTAL OPERATING INCOME.......................            (2)            96        7,826        --              7,920
Non-operating exceptional items..............        --             --           (2,450)       --             (2,450)
                                                        ---     -----------  -----------  -------------  -------------
Income on ordinary activities before net
  interest...................................            (2)            96        5,376        --              5,470
Net interest payable.........................            42        (11,848)      (3,737)      (15,543)
                                                        ---     -----------  -----------  -------------  -------------
Income/(loss) before taxation................            40        (11,752)       1,639        --            (10,073)
Taxation.....................................          (101)           401       (3,026)       --             (2,726)
                                                        ---     -----------  -----------  -------------  -------------
Income/(loss) after taxation.................           (61)       (11,351)      (1,387)       --            (12,799)
Minority interest............................        --             --           (1,313)       --             (1,313)
Dividends from group companies...............        --                169         (169)       --             --
                                                        ---     -----------  -----------  -------------  -------------
NET INCOME/(LOSS)............................           (61)       (11,182)      (2,869)       --            (14,112)
                                                        ---     -----------  -----------  -------------  -------------
                                                        ---     -----------  -----------  -------------  -------------

                                                                 PERIOD FROM APRIL 1 TO JUNE 30, 1998
                                               -------------------------------------------------------------------------
                                                                                 NON --
                                                  INTERTEK                      GUARANTOR   CONSOLIDATION  CONSOLIDATED
                                                 FINANCE PLC     GUARANTORS    SUBSIDIARIES  ADJUSTMENTS      TOTALS
                                               ---------------  -------------  -----------  -------------  -------------
REVENUES: group and share of joint
  ventures...................................        --              --           107,831       (16,805)        91,026
LESS: share of joint ventures' revenues......        --              --              (329)       --               (329)
                                                         --
                                                                     ------    -----------  -------------  -------------
Revenues from continuing operations..........        --              --           107,502       (16,805)        90,697
Operating costs..............................        --                 136      (107,720)       16,805        (90,779)
                                                         --
                                                                     ------    -----------  -------------  -------------
Operating income from continuing
  operations.................................        --                 136          (218)       --                (82)
Share of operating profit in:
  Joint ventures.............................        --              --               (38)       --                (38)
  Associates.................................        --              --                14        --                 14
                                                         --
                                                                     ------    -----------  -------------  -------------
Total operating income.......................        --                 136          (242)       --               (106)
Non-operating exceptional items..............        --              --            (2,450)       --             (2,450)
                                                         --
                                                                     ------    -----------  -------------  -------------
Income on ordinary activities before net
  interest...................................        --                 136        (2,692)       --             (2,556)
Net interest payable.........................            21          (6,053)       (2,110)       --             (8,142)
                                                         --
                                                                     ------    -----------  -------------  -------------
Income/(loss) before taxation................            21          (5,917)       (4,802)       --            (10,698)
Taxation.....................................           (49)            142        (2,477)       --             (2,384)
                                                         --
                                                                     ------    -----------  -------------  -------------
Income/(loss) after taxation.................           (28)         (5,775)       (7,279)       --            (13,082)
Minority interest............................        --              --              (599)       --               (599)
Dividends from group companies...............        --              --            --            --             --
                                                         --
                                                                     ------    -----------  -------------  -------------
Net income/(loss)............................           (28)         (5,775)       (7,878)       --            (13,681)
                                                         --
                                                         --
                                                                     ------    -----------  -------------  -------------
                                                                     ------    -----------  -------------  -------------

                       INTERTEK TESTING SERVICES LIMITED

                                (L IN THOUSANDS)

13. ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)

                                                                      STATEMENTS OF OPERATIONS
                                                               PERIOD FROM JANUARY 1 TO JUNE 30, 1997
                                               -----------------------------------------------------------------------

                                                                               NON --
                                                  INTERTEK                    GUARANTOR   CONSOLIDATION  CONSOLIDATED
                                                 FINANCE PLC    GUARANTORS   SUBSIDIARIES  ADJUSTMENTS      TOTALS
                                               ---------------  -----------  -----------  -------------  -------------
REVENUES: group and share of joint
  ventures...................................        --             --          184,099       (16,791)       167,308
Less: share of joint ventures' revenues......        --             --           --            --             --
                                                        ---     -----------  -----------  -------------  -------------
Revenues from continuing operations..........        --             --          184,099       (16,791)       167,308
Operating costs..............................           674            830     (162,515)       16,791       (144,220)
                                                        ---     -----------  -----------  -------------  -------------
Operating income from continuing
  operations.................................           674            830       21,584        --             23,088
Share of operating profit in:
  Joint ventures.............................        --             --           --            --             --
  Associates.................................        --             --               44        --                 44
                                                        ---     -----------  -----------  -------------  -------------
INCOME ON ORDINARY ACTIVITIES BEFORE NET
  INTEREST...................................           674            830       21,628        --             23,132
Net interest payable.........................           (32)       (12,264)      (2,793)       --            (15,089)
                                                        ---     -----------  -----------  -------------  -------------
INCOME/(LOSS) BEFORE TAXATION................           642        (11,434)      18,835        --              8,043
Taxation.....................................            (5)           760       (2,544)       --             (1,789)
                                                        ---     -----------  -----------  -------------  -------------
INCOME/(LOSS) AFTER TAXATION.................           637        (10,674)      16,291        --              6,254
Minority interest............................        --             --           (1,468)       --             (1,468)
                                                        ---     -----------  -----------  -------------  -------------
NET INCOME/(LOSS)............................           637        (10,674)      14,823        --              4,786
                                                        ---     -----------  -----------  -------------  -------------
                                                        ---     -----------  -----------  -------------  -------------

                                                                PERIOD FROM APRIL 1 TO JUNE 30, 1997
                                               -----------------------------------------------------------------------
                                                                               NON --
                                                  INTERTEK                    GUARANTOR   CONSOLIDATION  CONSOLIDATED
                                                 FINANCE PLC    GUARANTORS   SUBSIDIARIES  ADJUSTMENTS      TOTALS
                                               ---------------  -----------  -----------  -------------  -------------
REVENUES: group and share of joint
  ventures...................................        --             --          100,205        (9,014)        91,191
Less: share of joint ventures' revenues......        --             --           --            --             --
                                                        ---     -----------  -----------  -------------  -------------
REVENUES FROM CONTINUING OPERATIONS..........        --             --          100,205        (9,014)        91,191
Operating costs..............................           337            511      (83,491)        9,014        (73,629)
                                                        ---     -----------  -----------  -------------  -------------
OPERATING INCOME FROM CONTINUING
  OPERATIONS.................................           337            511       16,714        --             17,562
Share of operating profit in:
  Joint ventures.............................        --             --           --            --             --
  Associates.................................        --             --               17        --                 17
                                                        ---     -----------  -----------  -------------  -------------
INCOME ON ORDINARY ACTIVITIES BEFORE NET
  INTEREST...................................           337            511       16,731        --             17,579
Net interest payable.........................           (16)        (6,132)      (1,517)       --             (7,665)
                                                        ---     -----------  -----------  -------------  -------------
INCOME/(LOSS) BEFORE TAXATION................           321         (5,621)      15,214        --              9,914
Taxation.....................................            (3)           380       (2,166)       --             (1,789)
                                                        ---     -----------  -----------  -------------  -------------
INCOME/(LOSS) AFTER TAXATION.................           318         (5,241)      13,048        --              8,125
Minority interest............................        --             --             (252)       --               (252)
Dividends from group companies...............        --             --           --            --             --
                                                        ---     -----------  -----------  -------------  -------------
NET INCOME/(LOSS)............................           318         (5,241)      12,796        --              7,873
                                                        ---     -----------  -----------  -------------  -------------
                                                        ---     -----------  -----------  -------------  -------------

                       INTERTEK TESTING SERVICES LIMITED

                                (L IN THOUSANDS)

13. ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)

                                                                         BALANCE SHEETS
                                                                          JUNE 30, 1998
                                               -------------------------------------------------------------------

                                                                           NON --
                                                INTERTEK                  GUARANTOR   CONSOLIDATION  CONSOLIDATED
                                               FINANCE PLC  GUARANTORS   SUBSIDIARIES  ADJUSTMENTS      TOTALS
                                               -----------  -----------  -----------  -------------  -------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents....................          16          702       20,111        --             20,829
Trade receivables............................      --           --           59,190        --             59,190
Inventories..................................      --           --            2,968        --              2,968
Other current assets.........................     120,136      145,050      225,068       (467,523)       22,731
Deferred tax.................................      --           --              369        --                369
                                               -----------  -----------  -----------  -------------  -------------
TOTAL CURRENT ASSETS.........................     120,152      145,752      307,706       (467,523)      106,087
Goodwill.....................................      --           --            4,997        --              4,997
Property, plant and equipment, net...........      --           --           43,318        --             43,318
Investments in subsidiary undertakings.......      --          389,797      252,174       (641,971)       --
Other investments............................      --           --              461        --                461
                                               -----------  -----------  -----------  -------------  -------------
TOTAL ASSETS.................................     120,152      535,549      608,656     (1,109,494)      154,863
                                               -----------  -----------  -----------  -------------  -------------
                                               -----------  -----------  -----------  -------------  -------------

LIABILITIES AND SHAREHOLDERS' EQUITY/
  (DEFICIT)
CURRENT LIABILITIES
Borrowings (including current portion of long
  term borrowings)...........................      --           15,677        4,067        --             19,744
Accounts payable, accrued liabilities and
  deferred income............................       3,184      214,388      313,084       (467,523)       63,133
Income taxes payable.........................         404       (3,586)       6,522        --              3,340
                                               -----------  -----------  -----------  -------------  -------------
TOTAL CURRENT LIABILITIES....................       3,588      226,479      323,673       (467,523)       86,217
Long term borrowings.........................     116,751      157,791       (3,833)       --            270,709
Provisions for liabilities and charges.......      --           --           16,038        --             16,038
Minority interests...........................      --           --            4,234        --              4,234
SHAREHOLDERS' EQUITY/(DEFICIT)
Ordinary shares..............................          50      101,573      268,004       (369,309)          318
REDEEMABLE preference shares.................      --           81,815       --            --             81,815
Shares to be issued..........................      --            2,793       --            --              2,793
Premium in excess of par value...............      --           26,485        8,465        (32,093)        2,857
Retained (deficit)/earnings..................        (237)     (61,387)      (7,925)      (240,569)     (310,118)
                                               -----------  -----------  -----------  -------------  -------------
TOTAL SHAREHOLDERS' EQUITY/(DEFICIT).........        (187)     151,279      268,544       (641,971)     (222,335)
                                               -----------  -----------  -----------  -------------  -------------
TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY/(DEFICIT)...........................     120,152      535,549      608,656     (1,109,494)      154,863
                                               -----------  -----------  -----------  -------------  -------------
                                               -----------  -----------  -----------  -------------  -------------

                       INTERTEK TESTING SERVICES LIMITED

                                (L IN THOUSANDS)

13. ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)

                                                                          BALANCE SHEETS
                                                                         DECEMBER 31, 1997
                                               ---------------------------------------------------------------------

                                                                            NON --
                                                INTERTEK                   GUARANTOR    CONSOLIDATION  CONSOLIDATED
                                               FINANCE PLC  GUARANTORS   SUBSIDIARIES    ADJUSTMENTS      TOTALS
                                               -----------  -----------  -------------  -------------  -------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents....................          15         (537)       25,675         --             25,153
Trade receivables............................      --           --            60,483         --             60,483
Inventories..................................      --           --             2,650         --              2,650
Other current assets.........................     120,006      228,622       193,466        (530,031)       12,063
Deferred taxation asset......................      --           --               286         --                286
                                               -----------  -----------  -------------  -------------  -------------
TOTAL CURRENT ASSETS.........................     120,021      228,085       282,560        (530,031)      100,635
Property, plant and equipment, net...........      --           --            44,460         --             44,460
Investments in subsidiary undertakings.......      --          389,550       311,978        (701,528)       --
Other investments............................      --           --               184         --                184
                                               -----------  -----------  -------------  -------------  -------------
TOTAL ASSETS.................................     120,021      617,635       639,182      (1,231,559)      145,279
                                               -----------  -----------  -------------  -------------  -------------
                                               -----------  -----------  -------------  -------------  -------------
LIABILITIES AND SHAREHOLDERS' EQUITY/
  (DEFICIT)
CURRENT LIABILITIES
Borrowings (including current portion of long
  term borrowings)...........................      --            4,438           830         --              5,268
Accounts payable, accrued liabilities and
  deferred income............................       3,389      264,755       321,906        (530,031)       60,019
Income taxes payable.........................         242       (3,628)        6,709         --              3,323
                                               -----------  -----------  -------------  -------------  -------------
TOTAL CURRENT LIABILITIES....................       3,631      265,565       329,445        (530,031)       68,610
Long term borrowings.........................     116,517      155,474            45         --            272,036
Provisions for liabilities and charges.......      --           --             7,095         --              7,095
Minority interests...........................      --           --             4,304         --              4,304
Shareholders' equity/(deficit)
Ordinary shares..............................          50      101,739       267,499        (368,970)          318
Redeemable preference shares.................      --           81,815        --             --             81,815
Shares to be issued..........................      --            2,793        --             --              2,793
Premium in excess of par value...............      --           26,494         8,456         (32,093)        2,857
Retained (deficit)/earnings..................        (177)     (16,245)       22,338        (300,465)     (294,549)
                                               -----------  -----------  -------------  -------------  -------------
TOTAL SHAREHOLDERS' EQUITY/(DEFICIT).........        (127)     196,596       298,293        (701,528)     (206,766)
                                               -----------  -----------  -------------  -------------  -------------
TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY/(DEFICIT)...........................     120,021      617,635       639,182      (1,231,559)      145,279
                                               -----------  -----------  -------------  -------------  -------------
                                               -----------  -----------  -------------  -------------  -------------

                       INTERTEK TESTING SERVICES LIMITED

                                (L IN THOUSANDS)

13. ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)

                                                                     STATEMENTS OF CASH FLOWS
                                                              PERIOD FROM JANUARY 1 TO JUNE 30, 1998
                                               ---------------------------------------------------------------------
                                                                            NON --
                                                INTERTEK                   GUARANTOR    CONSOLIDATION  CONSOLIDATED
                                               FINANCE PLC  GUARANTORS   SUBSIDIARIES    ADJUSTMENTS      TOTALS
                                               -----------  -----------  -------------  -------------  -------------
Cash inflow from operating activities........          45       (2,731)       16,832         --             14,146
Returns on investments and servicing of
  finance....................................        (105)      (7,506)       (7,569)        --            (15,180)
Taxation.....................................          61          472        (2,760)        --             (2,227)
Capital expenditure and financial
  investment.................................      --           (1,090)       (4,213)        --             (5,303)
Acquisitions and disposals...................      --           --            (7,453)        --             (7,453)
                                               -----------  -----------  -------------  -------------  -------------
CASH INFLOW/(OUTFLOW) BEFORE FINANCING.......           1      (10,855)       (5,163)        --            (16,017)
Financing....................................      --           12,094         1,049         --             13,143
                                               -----------  -----------  -------------  -------------  -------------
INCREASE/(DECREASE) IN CASH IN THE PERIOD....           1        1,239        (4,114)        --             (2,874)
                                               -----------  -----------  -------------  -------------  -------------
RECONCILIATION OF NET CASH FLOW TO MOVEMENT
  IN NET DEBT
INCREASE/(DECREASE) IN CASH IN THE PERIOD....           1        1,239        (4,114)        --             (2,874)
Debt issued in lieu of interest payment......      --           (3,389)       --             --             (3,389)
Change in net debt resulting from cash
  flows......................................      --           (8,697)       (1,698)        --            (10,395)
Other non-cash movements.....................      --            5,394        (6,039)        --               (645)
Exchange movements...........................      --              932        (1,102)        --               (170)
                                               -----------  -----------  -------------  -------------  -------------
MOVEMENT IN NET DEBT IN THE PERIOD...........           1       (4,521)      (12,953)        --            (17,473)
NET DEBT AT THE START OF THE PERIOD..........    (116,736)    (168,245)       32,830         --           (252,151)
                                               -----------  -----------  -------------  -------------  -------------
NET DEBT AT THE END OF THE PERIOD............    (116,735)    (172,766)       19,877         --           (269,624)
                                               -----------  -----------  -------------  -------------  -------------

                                                                     STATEMENTS OF CASH FLOWS
                                                              PERIOD FROM JANUARY 1 TO JUNE 30, 1997
                                                                            (RESTATED)
                                               ---------------------------------------------------------------------

                                                                            NON --
                                                INTERTEK                   GUARANTOR    CONSOLIDATION  CONSOLIDATED
                                               FINANCE PLC  GUARANTORS   SUBSIDIARIES    ADJUSTMENTS      TOTALS
                                               -----------  -----------  -------------  -------------  -------------
Cash inflow from operating activities........       1,159       11,226        10,181         --             22,566
Returns on investments and servicing of
  finance....................................      (1,510)     (11,531)       (2,124)        --            (15,165)
Taxation.....................................      --           --            (3,862)        --             (3,862)
Capital expenditure and financial
  investment.................................      --           --            (4,142)        --             (4,142)
Acquisitions and disposals...................      --           (3,115)        1,460         --             (1,655)
                                               -----------  -----------       ------    -------------  -------------
CASH INFLOW/(OUTFLOW) BEFORE FINANCING.......        (351)      (3,420)        1,513         --             (2,258)
Financing....................................       3,497       (1,776)          971         --              2,692
                                               -----------  -----------       ------    -------------  -------------
INCREASE/(DECREASE) IN CASH IN THE PERIOD....       3,146       (5,196)        2,484         --                434
                                               -----------  -----------       ------    -------------  -------------
RECONCILIATION OF NET CASH FLOW TO MOVEMENT
  IN NET DEBT
INCREASE/(DECREASE) IN CASH IN THE PERIOD....       3,146       (5,196)        2,484         --                434
Debt issued in lieu of interest payment......      --           (2,912)       --             --             (2,912)
Change in net debt resulting from cash
  flows......................................      (5,958)       3,215         3,047         --                304
Other non-cash movements.....................      (1,108)       2,036        (1,012)        --                (84)
Exchange movements...........................          (5)         760        (4,421)        --             (3,666)
                                               -----------  -----------       ------    -------------  -------------
MOVEMENT IN NET DEBT IN THE PERIOD...........      (3,925)      (2,097)           98         --             (5,924)
NET DEBT AT THE START OF THE PERIOD..........    (111,457)    (157,383)       33,450         --           (235,390)
                                               -----------  -----------       ------    -------------  -------------
NET DEBT AT THE END OF THE PERIOD............    (115,382)    (159,480)       33,548         --           (241,314)
                                               -----------  -----------       ------    -------------  -------------

                       INTERTEK TESTING SERVICES LIMITED

                                (L IN THOUSANDS)

13. ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)

                                                        STATEMENTS OF OPERATIONS
                                                 PERIOD FROM JANUARY 1 TO JUNE 30, 1998
                                ------------------------------------------------------------------------

                                INTERTEK     TESTING                             INTERTEK
                                 TESTING    HOLDINGS       KITE         ITS       TESTING      TESTING
                                SERVICES       USA       OVERSEAS     HOLDING   SERVICES UK    HOLDINGS
                                   LTD         INC      HOLDINGS BV   LIMITED     LIMITED     SWEDEN AB
                                ---------   ---------   -----------   -------   -----------   ----------
Revenues from continuing
  operations
Operating costs...............       103       --              4         (1)       --              (4)
                                                              --         --
                                ---------   ---------                           -----------     -----
Operating (loss)/income from
  continuing operations.......       103       --              4         (1)       --              (4)
Net interest
  (payable)/receivable........    (3,581)     (5,337)        (88)       (20)       (1,838)       (779)
                                                              --         --
                                ---------   ---------                           -----------     -----
(Loss)/income before
  taxation....................    (3,478)     (5,337)        (84)       (21)       (1,838)       (783)
Taxation......................     --           (103)      --            10           514       --
                                                              --         --
                                ---------   ---------                           -----------     -----
(Loss)/income after
  taxation....................    (3,478)     (5,440)        (84)       (11)       (1,324)       (783)
Dividends from group
  companies...................     --            169       --          --          --           --
                                                              --         --
                                ---------   ---------                           -----------     -----
Net (loss)/income.............    (3,478)     (5,271)        (84)       (11)       (1,324)       (783)
                                                              --         --
                                                              --         --
                                ---------   ---------                           -----------     -----
                                ---------   ---------                           -----------     -----



                                                TESTING    TESTING
                                  YICKSON      HOLDINGS    HOLDINGS     GUARANTOR
                                ENTERPRISES     FRANCE     GERMANY    SUBSIDIARIES
                                  LIMITED        EURL        GMBH         TOTAL
                                ------------   ---------   --------   -------------
Revenues from continuing
  operations
Operating costs...............        (6)        --          --               96
                                      --           --
                                                           --------   -------------
Operating (loss)/income from
  continuing operations.......        (6)        --          --               96
Net interest
  (payable)/receivable........        31          (30)       (206)       (11,848)
                                      --           --
                                                           --------   -------------
(Loss)/income before
  taxation....................        25          (30)       (206)       (11,752)
Taxation......................        (4)         (16)       --              401
                                      --           --
                                                           --------   -------------
(Loss)/income after
  taxation....................        21          (46)       (206)       (11,351)
Dividends from group
  companies...................     --            --          --              169
                                      --           --
                                                           --------   -------------
Net (loss)/income.............        21          (46)       (206)       (11,182)
                                      --           --
                                      --           --
                                                           --------   -------------
                                                           --------   -------------

                                                   PERIOD FROM APRIL 1 TO JUNE 30, 1998
                                     -----------------------------------------------------------------
                                     INTERTEK   TESTING      KITE                INTERTEK
                                     TESTING    HOLDINGS   OVERSEAS     ITS      TESTING      TESTING
                                     SERVICES     USA      HOLDINGS   HOLDING    SERVICES    HOLDINGS
                                       LTD        INC         BV      LIMITED   UK LIMITED   SWEDEN AB
                                     --------   --------   --------   -------   ----------   ---------
Revenues from continuing operations
Operating costs....................      138      --           1         (1)      --             (2)
                                                              --         --
                                     --------   --------                          -----      ---------
Operating income/(loss) from
  continuing operations............      138      --           1         (1)      --             (2)
Net interest (payable)/receivable..   (1,906)    (2,683)     (53)       (22)       (923)       (328)
                                                              --         --
                                     --------   --------                          -----      ---------
(Loss)/income before taxation......   (1,768)    (2,683)     (52)       (23)       (923)       (330)
Taxation...........................    --           (67)    --           11         254        --
                                                              --         --
                                     --------   --------                          -----      ---------
Net (loss)/income..................   (1,768)    (2,750)     (52)       (12)       (669)       (330)
                                                              --         --
                                                              --         --
                                     --------   --------                          -----      ---------
                                     --------   --------                          -----      ---------


                                                   TESTING    TESTING
                                       YICKSON     HOLDINGS   HOLDINGS   GUARANTOR
                                     ENTERPRISES    FRANCE    GERMANY   SUBSIDIARIES
                                       LIMITED       EURL      GMBH        TOTAL
                                     -----------   --------   -------   ------------
Revenues from continuing operations
Operating costs....................    --           --         --             136
                                          --          --
                                                              -------      ------
Operating income/(loss) from
  continuing operations............    --           --         --             136
Net interest (payable)/receivable..       15         (15)      (138)       (6,053)
                                          --          --
                                                              -------      ------
(Loss)/income before taxation......       15         (15)      (138)       (5,917)
Taxation...........................       (1)        (55)      --             142
                                          --          --
                                                              -------      ------
Net (loss)/income..................       14         (70)      (138)       (5,775)
                                          --          --
                                          --          --
                                                              -------      ------
                                                              -------      ------

                       INTERTEK TESTING SERVICES LIMITED

                                (L IN THOUSANDS)

13. ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)

                                                                       STATEMENTS OF OPERATIONS
                                                                PERIOD FROM JANUARY 1 TO JUNE 30, 1997
                                   -------------------------------------------------------------------------------------------------

                                    INTERTEK      TESTING                                INTERTEK
                                     TESTING     HOLDINGS       KITE                      TESTING        TESTING         YICKSON
                                    SERVICES        USA       OVERSEAS    ITS HOLDING   SERVICES UK     HOLDINGS       ENTERPRISES
                                       LTD          INC      HOLDINGS BV    LIMITED       LIMITED       SWEDEN AB        LIMITED
                                   -----------  -----------  -----------  -----------  -------------  -------------  ---------------
REVENUES FROM CONTINUING
  OPERATIONS.....................      --           --           --           --            --             --              --
                                                                                                                               --
                                   -----------  -----------       -----        -----        ------         ------
Operating costs..................       1,101           79          (10)         (65)         (264)        --                  (8)
                                                                                                                               --
                                   -----------  -----------       -----        -----        ------         ------
OPERATING (LOSS)/INCOME FROM
  CONTINUING OPERATIONS..........       1,101           79          (10)         (65)         (264)        --                  (8)
Net interest
  (payable)/receivable...........      (3,243)      (5,401)        (147)        (148)       (1,895)        (1,196)             18
                                                                                                                               --
                                   -----------  -----------       -----        -----        ------         ------
(LOSS)/INCOME BEFORE TAXATION....      (2,142)      (5,322)        (157)        (213)       (2,159)        (1,196)             10
TAXATION.........................      --               45       --              121           600         --                  (6)
                                                                                                                               --
                                   -----------  -----------       -----        -----        ------         ------
NET (LOSS)/INCOME................      (2,142)      (5,277)        (157)         (92)       (1,559)        (1,196)              4
                                                                                                                               --
                                                                                                                               --
                                   -----------  -----------       -----        -----        ------         ------
                                   -----------  -----------       -----        -----        ------         ------



                                      TESTING       TESTING
                                     HOLDINGS      HOLDINGS     GUARANTOR
                                      FRANCE        GERMANY    SUBSIDIARIES
                                       EURL          GMBH         TOTAL
                                   -------------  -----------  -----------
REVENUES FROM CONTINUING
  OPERATIONS.....................       --            --           --
                                            --
                                                       -----   -----------
Operating costs..................           (3)       --              830
                                            --
                                                       -----   -----------
OPERATING (LOSS)/INCOME FROM
  CONTINUING OPERATIONS..........           (3)       --              830
Net interest
  (payable)/receivable...........       --              (252)     (12,264)
                                            --
                                                       -----   -----------
(LOSS)/INCOME BEFORE TAXATION....           (3)         (252)     (11,434)
TAXATION.........................       --            --              760
                                            --
                                                       -----   -----------
NET (LOSS)/INCOME................           (3)         (252)     (10,674)
                                            --
                                            --
                                                       -----   -----------
                                                       -----   -----------

                                                                 PERIOD FROM APRIL 1 TO JUNE 30, 1997
                                   -------------------------------------------------------------------------------------------------
                                    INTERTEK      TESTING                                INTERTEK
                                     TESTING     HOLDINGS       KITE                      TESTING        TESTING         YICKSON
                                    SERVICES        USA       OVERSEAS    ITS HOLDING   SERVICES UK     HOLDINGS       ENTERPRISES
                                       LTD          INC      HOLDINGS BV    LIMITED       LIMITED       SWEDEN AB        LIMITED
                                   -----------  -----------  -----------  -----------  -------------  -------------  ---------------
REVENUES FROM CONTINUING
  OPERATIONS.....................      --           --           --           --            --             --              --
                                                                                                                               --
                                   -----------  -----------       -----        -----        ------          -----
Operating costs..................         646           40           (5)         (33)         (131)        --                  (4)
                                                                                                                               --
                                   -----------  -----------       -----        -----        ------          -----
OPERATING INCOME/(LOSS) FROM
  CONTINUING OPERATIONS..........         646           40           (5)         (33)         (131)        --                  (4)
Net interest
  (payable)/receivable...........      (1,622)      (2,701)         (74)         (74)         (946)          (598)              9
                                                                                                                               --
                                   -----------  -----------       -----        -----        ------          -----
(LOSS)/INCOME BEFORE TAXATION....        (976)      (2,661)         (79)        (107)       (1,077)          (598)              5
Taxation.........................      --               23       --               61           299         --                  (3)
                                                                                                                               --
                                   -----------  -----------       -----        -----        ------          -----
NET (LOSS)/INCOME................        (976)      (2,638)         (79)         (46)         (778)          (598)              2
                                                                                                                               --
                                                                                                                               --
                                   -----------  -----------       -----        -----        ------          -----
                                   -----------  -----------       -----        -----        ------          -----


                                      TESTING       TESTING
                                     HOLDINGS      HOLDINGS     GUARANTOR
                                      FRANCE        GERMANY    SUBSIDIARIES
                                       EURL          GMBH         TOTAL
                                   -------------  -----------  -----------
REVENUES FROM CONTINUING
  OPERATIONS.....................       --            --           --
                                            --
                                                       -----   -----------
Operating costs..................           (2)       --              511
                                            --
                                                       -----   -----------
OPERATING INCOME/(LOSS) FROM
  CONTINUING OPERATIONS..........           (2)       --              511
Net interest
  (payable)/receivable...........       --              (126)      (6,132)
                                            --
                                                       -----   -----------
(LOSS)/INCOME BEFORE TAXATION....           (2)         (126)      (5,621)
Taxation.........................       --            --              380
                                            --
                                                       -----   -----------
NET (LOSS)/INCOME................           (2)         (126)      (5,241)
                                            --
                                            --
                                                       -----   -----------
                                                       -----   -----------

                       INTERTEK TESTING SERVICES LIMITED

                                (L IN THOUSANDS)

13. ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)

                                                                          BALANCE SHEETS
                                                                           JUNE 30, 1998
                                   ---------------------------------------------------------------------------------------------

                                    INTERTEK      TESTING                                INTERTEK
                                     TESTING     HOLDINGS       KITE                      TESTING       TESTING       YICKSON
                                    SERVICES        USA       OVERSEAS    ITS HOLDING   SERVICES UK    HOLDINGS     ENTERPRISES
                                       LTD          INC      HOLDINGS BV    LIMITED       LIMITED      SWEDEN AB      LIMITED
                                   -----------  -----------  -----------  -----------  -------------  -----------  -------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents........         679       --                4            1        --            --            --
Other current assets.............      60,833          102        1,890        4,123            28         2,727        75,281
                                   -----------  -----------       -----        -----        ------    -----------       ------
TOTAL CURRENT ASSETS.............      61,512          102        1,894        4,124            28         2,727        75,281
Investments in subsidiary
  undertakings...................     130,664      150,070        6,580        3,696        64,418        25,022        --
                                   -----------  -----------       -----        -----        ------    -----------       ------
TOTAL ASSETS.....................     192,176      150,172        8,474        7,820        64,446        27,749        75,281
                                   -----------  -----------       -----        -----        ------    -----------       ------
                                   -----------  -----------       -----        -----        ------    -----------       ------
LIABILITIES AND SHAREHOLDERS'
  EQUITY
CURRENT LIABILITIES
Borrowings(including current
  portion of long term
  borrowings)....................      13,036       --              136          126           863           214         1,302
Accounts payable, accrued
  liabilities and deferred
  income.........................      45,627      106,780        3,801          955        10,934         2,544        40,012
Income taxes
  (receivable)/payable...........      (1,713)        (497)         (31)          (3)       (1,358)       --                16
                                   -----------  -----------       -----        -----        ------    -----------       ------
TOTAL CURRENT LIABILITIES........      56,950      106,283        3,906        1,078        10,439         2,758        41,330
Long term borrowings.............      54,234       --            3,591        3,401        36,571        21,484        33,766
SHAREHOLDERS' EQUITY
Ordinary shares..................         318       93,469        1,372        3,659        --             1,853        --
Redeemable preference shares.....      81,815       --           --           --            --            --            --
Shares to be issued..............       2,793       --           --           --            --            --            --
Premium in excess of par value...       2,857       --           --           --            22,709        --                49
Retained (deficit)/earnings......      (6,791)     (49,580)        (395)        (318)       (5,273)        1,654           136
                                   -----------  -----------       -----        -----        ------    -----------       ------
TOTAL SHAREHOLDERS' EQUITY.......      80,992       43,889          977        3,341        17,436         3,507           185
                                   -----------  -----------       -----        -----        ------    -----------       ------
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY...........     192,176      150,172        8,474        7,820        64,446        27,749        75,281
                                   -----------  -----------       -----        -----        ------    -----------       ------
                                   -----------  -----------       -----        -----        ------    -----------       ------



                                     TESTING      TESTING
                                    HOLDINGS     HOLDINGS     GUARANTOR
                                     FRANCE       GERMANY    SUBSIDIARIES
                                      EURL         GMBH         TOTAL
                                   -----------  -----------  -----------
ASSETS
CURRENT ASSETS
Cash and cash equivalents........      --               18          702
Other current assets.............          26           40      145,050
                                        -----        -----   -----------
TOTAL CURRENT ASSETS.............          26           58      145,752
Investments in subsidiary
  undertakings...................       3,417        5,930      389,797
                                        -----        -----   -----------
TOTAL ASSETS.....................       3,443        5,988      535,549
                                        -----        -----   -----------
                                        -----        -----   -----------
LIABILITIES AND SHAREHOLDERS'
  EQUITY
CURRENT LIABILITIES
Borrowings(including current
  portion of long term
  borrowings)....................      --           --           15,677
Accounts payable, accrued
  liabilities and deferred
  income.........................       2,646        1,089      214,388
Income taxes
  (receivable)/payable...........      --           --           (3,586)
                                        -----        -----   -----------
TOTAL CURRENT LIABILITIES........       2,646        1,089      226,479
Long term borrowings.............      --            4,744      157,791
SHAREHOLDERS' EQUITY
Ordinary shares..................         885           17      101,573
Redeemable preference shares.....      --           --           81,815
Shares to be issued..............      --           --            2,793
Premium in excess of par value...      --              870       26,485
Retained (deficit)/earnings......         (88)        (732)     (61,387)
                                        -----        -----   -----------
TOTAL SHAREHOLDERS' EQUITY.......         797          155      151,279
                                        -----        -----   -----------
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY...........       3,443        5,988      535,549
                                        -----        -----   -----------
                                        -----        -----   -----------

                       INTERTEK TESTING SERVICES LIMITED

                                (L IN THOUSANDS)

13. ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)

                                                                          BALANCE SHEETS
                                                                         DECEMBER 31, 1997
                                   ---------------------------------------------------------------------------------------------

                                    INTERTEK      TESTING                                INTERTEK
                                     TESTING     HOLDINGS       KITE                      TESTING       TESTING       YICKSON
                                    SERVICES        USA       OVERSEAS    ITS HOLDING   SERVICES UK    HOLDINGS     ENTERPRISES
                                       LTD          INC      HOLDINGS BV    LIMITED       LIMITED      SWEDEN AB      LIMITED
                                   -----------  -----------  -----------  -----------  -------------  -----------  -------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents........        (559)      --           --                1             2        --            --
Other current assets.............     118,686       28,295        1,883        4,107            33         3,808        71,810
                                   -----------  -----------       -----        -----        ------    -----------       ------
TOTAL CURRENT ASSETS.............     118,127       28,295        1,883        4,108            35         3,808        71,810
Investments in subsidiary
  undertakings...................     130,656      150,069        5,549        3,804        64,418        25,604        --
                                   -----------  -----------       -----        -----        ------    -----------       ------
TOTAL ASSETS.....................     248,783      178,364        7,432        7,912        64,453        29,412        71,810
                                   -----------  -----------       -----        -----        ------    -----------       ------
                                   -----------  -----------       -----        -----        ------    -----------       ------
LIABILITIES AND SHAREHOLDERS'
  EQUITY
CURRENT LIABILITIES
Borrowings (including current
  portion of long term
  borrowings)....................      --           --              218          200         1,494           411         2,115
Accounts payable, accrued
  liabilities and deferred
  income.........................     116,335       96,336        2,537          732         7,325         2,661        35,276
Income taxes
  (receivable)/payable...........      (1,970)        (581)      --                6        (1,039)       --                12
                                   -----------  -----------       -----        -----        ------    -----------       ------
TOTAL CURRENT LIABILITIES........     114,365       95,755        2,755          938         7,780         3,072        37,403
Long term borrowings.............      50,791       --            3,647        3,410        36,630        21,963        34,282
SHAREHOLDERS' EQUITY
Ordinary shares..................         318       93,469        1,376        3,767        --             1,896        --
Redeemable preference shares.....      81,815       --           --           --            --            --            --
Shares to be issued..............       2,793       --           --           --            --            --            --
Premium in excess of par value...       2,857       --           --           --            22,709        --                49
Retained earnings/(deficit)......      (4,156)     (10,860)        (346)        (203)       (2,666)        2,481            76
                                   -----------  -----------       -----        -----        ------    -----------       ------
TOTAL SHAREHOLDERS' EQUITY.......      83,627       82,609        1,030        3,564        20,043         4,377           125
                                   -----------  -----------       -----        -----        ------    -----------       ------
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY...........     248,783      178,364        7,432        7,912        64,453        29,412        71,810
                                   -----------  -----------       -----        -----        ------    -----------       ------
                                   -----------  -----------       -----        -----        ------    -----------       ------



                                     TESTING      TESTING
                                    HOLDINGS     HOLDINGS     GUARANTOR
                                     FRANCE       GERMANY    SUBSIDIARIES
                                      EURL         GMBH         TOTAL
                                   -----------  -----------  -----------
ASSETS
CURRENT ASSETS
Cash and cash equivalents........      --               19         (537)
Other current assets.............      --           --          228,622
                                        -----        -----   -----------
TOTAL CURRENT ASSETS.............      --               19      228,085
Investments in subsidiary
  undertakings...................       3,459        5,991      389,550
                                        -----        -----   -----------
TOTAL ASSETS.....................       3,459        6,010      617,635
                                        -----        -----   -----------
                                        -----        -----   -----------
LIABILITIES AND SHAREHOLDERS'
  EQUITY
CURRENT LIABILITIES
Borrowings (including current
  portion of long term
  borrowings)....................      --           --            4,438
Accounts payable, accrued
  liabilities and deferred
  income.........................       2,660          893      264,755
Income taxes
  (receivable)/payable...........         (56)      --           (3,628)
                                        -----        -----   -----------
TOTAL CURRENT LIABILITIES........       2,604          893      265,565
Long term borrowings.............      --            4,751      155,474
SHAREHOLDERS' EQUITY
Ordinary shares..................         896           17      101,739
Redeemable preference shares.....      --           --           81,815
Shares to be issued..............      --           --            2,793
Premium in excess of par value...      --              879       26,494
Retained earnings/(deficit)......         (41)        (530)     (16,245)
                                        -----        -----   -----------
TOTAL SHAREHOLDERS' EQUITY.......         855          366      196,596
                                        -----        -----   -----------
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY...........       3,459        6,010      617,635
                                        -----        -----   -----------
                                        -----        -----   -----------

                       INTERTEK TESTING SERVICES LIMITED

                                (L IN THOUSANDS)

13. ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)

                                                                   STATEMENTS OF CASH FLOWS
                                                            PERIOD FROM JANUARY 1 TO JUNE 30, 1998
                                   -----------------------------------------------------------------------------------------

                                    INTERTEK      TESTING                               INTERTEK
                                     TESTING     HOLDINGS       KITE                     TESTING      TESTING      YICKSON
                                    SERVICES        USA       OVERSEAS    ITS HOLDING  SERVICES UK   HOLDINGS    ENTERPRISES
                                       LTD          INC      HOLDINGS BV    LIMITED      LIMITED     SWEDEN AB     LIMITED
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------
CASH FLOW STATEMENT
Net cash inflow/(outflow) from
  operating activities...........     (10,188)       1,119          164          149        2,506          996        1,266
Returns on investments and
  servicing of finance...........      (3,561)      (1,100)         (32)         (23)      (1,840)        (779)          36
Taxation received/(paid).........         257          (19)      --           --              195       --           --
Acquisitions and disposals.......      --           --           --           --           --           --           --
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------
 .................................     (13,492)      --              132          126          861          217        1,302
Financing........................      14,730       --             (128)        (126)        (863)        (217)      (1,302)
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------
INCREASE/(DECREASE) IN CASH......       1,238       --                4       --               (2)      --           --
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------
Reconciliation of net cash flow
  to movement in net debt
Increase/(decrease) in cash in
  the period.....................       1,238       --                4       --               (2)      --           --
Debt issued in lieu of interest
  payment........................      (3,389)      --           --           --           --           --           --
Change in net debt resulting from
  cash flows.....................     (11,341)      --              136          126          863          217        1,302
Other non-cash movements.........      --           --              199          157        1,272          956        2,534
Exchange movements...............      --           --               41            5       --              533          302
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------
Movement in net debt in the
  period.........................     (13,492)      --              380          288        2,133        1,706        4,138
Net debt at the start of the
  period.........................     (53,099)      --           (4,103)      (3,814)     (39,567)     (23,404)     (39,206)
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net debt at the end of the
  period.........................     (66,591)      --           (3,723)      (3,526)     (37,434)     (21,698)     (35,068)
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------



                                      TESTING       TESTING
                                     HOLDINGS      HOLDINGS     GUARANTOR
                                      FRANCE        GERMANY    SUBSIDIARIES
                                       EURL          GMBH         TOTAL
                                   -------------  -----------  -----------
CASH FLOW STATEMENT
Net cash inflow/(outflow) from
  operating activities...........          (38)          205       (3,821)
Returns on investments and
  servicing of finance...........           (1)         (206)      (7,506)
Taxation received/(paid).........           39        --              472
Acquisitions and disposals.......       --            --           --
                                           ---    -----------  -----------
 .................................       --                (1)     (10,855)
Financing........................       --            --           12,094
                                           ---    -----------  -----------
INCREASE/(DECREASE) IN CASH......       --                (1)       1,239
                                           ---    -----------  -----------
Reconciliation of net cash flow
  to movement in net debt
Increase/(decrease) in cash in
  the period.....................       --                (1)       1,239
Debt issued in lieu of interest
  payment........................       --            --           (3,389)
Change in net debt resulting from
  cash flows.....................       --            --           (8,697)
Other non-cash movements.........       --               276        5,394
Exchange movements...............       --                51          932
                                           ---    -----------  -----------
Movement in net debt in the
  period.........................       --               326       (4,521)
Net debt at the start of the
  period.........................       --            (5,052)    (168,245)
                                           ---    -----------  -----------
Net debt at the end of the
  period.........................       --            (4,726)    (172,766)
                                           ---    -----------  -----------

                       INTERTEK TESTING SERVICES LIMITED

                                (L IN THOUSANDS)

13. ISSUER, GUARANTOR AND NON-GUARANTOR COMPANIES (CONTINUED)

                                                                   STATEMENTS OF CASH FLOWS
                                                            PERIOD FROM JANUARY 1 TO JUNE 30, 1997
                                                                          (RESTATED)
                                   -----------------------------------------------------------------------------------------

                                    INTERTEK      TESTING                               INTERTEK
                                     TESTING     HOLDINGS       KITE                     TESTING      TESTING      YICKSON
                                    SERVICES        USA       OVERSEAS    ITS HOLDING  SERVICES UK   HOLDINGS    ENTERPRISES
                                       LTD          INC      HOLDINGS BV    LIMITED      LIMITED     SWEDEN AB     LIMITED
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------
CASH FLOW STATEMENT
Net cash inflow from operating
  activities.....................       1,322        3,655          150           83        1,802          868        3,167
Returns on investments and
  servicing of finance...........      (2,206)      (3,655)        (114)        (111)      (1,595)        (891)      (2,752)
Taxation.........................      --           --           --           --           --           --           --
Acquisitions and disposals.......      (3,115)      --           --           --           --           --           --
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                       (3,999)      --               36          (28)         207          (23)         415
Financing........................      (1,150)      --              (38)         (31)        (204)          23         (412)
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------
INCREASE IN CASH.................      (5,149)      --               (2)         (59)           3       --                3
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------
RECONCILIATION OF NET CASH FLOW
  TO MOVEMENT IN NET DEBT
Increase in cash in the period...      (5,149)      --               (2)         (59)           3       --                3
Debt issued in lieu of interest
  payment........................      (2,912)      --           --           --           --           --           --
Cash inflow from increase in
  debt...........................       2,960       --              385         (202)      (1,510)       2,431       (1,284)
Other non-cash movements.........       1,431       --                2            2          (72)         (94)         784
Exchange movements...............          45       --           --              121          600       --               (6)
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------
Movement in net debt in the
  period.........................      (3,625)      --              385         (138)        (979)       2,337         (503)
Net debt at the start of the
  period.........................     (43,915)      --           (4,474)      (3,524)     (37,600)     (24,806)     (37,754)
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------
NET DEBT AT THE END OF THE
  PERIOD.........................     (47,540)      --           (4,089)      (3,662)     (38,579)     (22,469)     (38,257)
                                   -----------  -----------  -----------  -----------  -----------  -----------  -----------



                                      TESTING       TESTING
                                     HOLDINGS      HOLDINGS     GUARANTOR
                                      FRANCE        GERMANY    SUBSIDIARIES
                                       EURL          GMBH         TOTAL
                                   -------------  -----------  -----------
CASH FLOW STATEMENT
Net cash inflow from operating
  activities.....................       --               179       11,226
Returns on investments and
  servicing of finance...........       --              (207)     (11,531)
Taxation.........................       --            --           --
Acquisitions and disposals.......       --            --           (3,115)
                                           ---    -----------  -----------
                                        --               (28)      (3,420)
Financing........................       --                36       (1,776)
                                           ---    -----------  -----------
INCREASE IN CASH.................       --                 8       (5,196)
                                           ---    -----------  -----------
RECONCILIATION OF NET CASH FLOW
  TO MOVEMENT IN NET DEBT
Increase in cash in the period...       --                 8       (5,196)
Debt issued in lieu of interest
  payment........................       --            --           (2,912)
Cash inflow from increase in
  debt...........................       --               435        3,215
Other non-cash movements.........       --               (17)       2,036
Exchange movements...............       --            --              760
                                           ---    -----------  -----------
Movement in net debt in the
  period.........................       --               426       (2,097)
Net debt at the start of the
  period.........................       --            (5,310)    (157,383)
                                           ---    -----------  -----------
NET DEBT AT THE END OF THE
  PERIOD.........................       --            (4,884)    (159,480)
                                           ---    -----------  -----------

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 8-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                INTERTEK TESTING SERVICES LIMITED
                                (Registrant)

                                By:             /s/ WILLIAM SPENCER
                                     ------------------------------------------
                                               Name: William Spencer
                                                  Title: Director
                                               Date: August 14, 1998